UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2/A
(Amendment No.2)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Flotek Industries, Inc.
(Name of small business issuer in its charter)

Delaware	5084	90-0023731
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7030 Empire Central Drive
Houston, TX 77040
(713) 849-9911
(Address and telephone number of principal executive offices and principal place of business)

Casey W. Doherty	Rita J. Leader
Doherty & Doherty LLP	Boyer & Ketchand PC
1717 St. James Place, Suite 520	Nine Greenway Plaza, Suite 3100
Houston, TX 77056	Houston, Texas 77046
(713) 572-1000	(713) 871-2025

(Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: From time to time after this registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the SEC acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion. Dated December 27 , 2005.

PROSPECTUS

2,618,468 Shares

FLOTEK INDUSTRIES, INC.

Common Stock

This prospectus relates to an aggregate of 2,618,468 shares of our common stock that may be sold by the selling shareholders named in this prospectus under the heading “Selling Shareholders”. Of that number, 2,542,439 shares were acquired from us in two private placements and 76,029 shares will be issued by us to the selling shareholders upon the exercise of outstanding warrants held by them. This prospectus covers the resale by the selling shareholders of all of those shares.

The selling shareholders may offer and sell the shares of our common stock in their discretion from time to time at prevailing market prices, at negotiated prices or at fixed prices. We will not receive any of the proceeds from the sale of those shares, but we will receive gross proceeds of $842,660 if all of the warrants are exercised for cash by the selling shareholders.

We have agreed with the selling shareholders to bear all of the expenses incurred in connection with the registration of these shares, and the selling shareholders will pay any brokerage commissions or similar charges incurred for the sale of their shares of our common stock. The shares of common stock may be sold through broker-dealers or in privately negotiated transactions in which commissions and other fees may be charged.

Our common stock is traded on the American Stock Exchange under the symbol “FTK.” On December 23, 2005, the last sale price for the common stock, as reported on the American Stock Exchange, was $18.90 per share.

See “Risk Factors” beginning on page 4 for factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is __________, 2005

SUMMARY INFORMATION

The following summary highlights key aspects of the information contained elsewhere in this prospectus. We urge you to read this entire prospectus, including the more detailed consolidated financial statements and notes to the consolidated financial statements prior to making an investment decision. Investing in our common stock involves risks. Therefore, please carefully consider the information provided under the heading "Risk Factors" beginning on page 4.

Our Business

Flotek is a Delaware corporation engaged in the manufacturing and marketing of innovative specialty chemicals and downhole drilling and production equipment, and in the management of automated bulk material handling, loading and blending facilities. Flotek serves major and independent companies in the domestic and international oilfield service industry. Company headquarters are located in Houston, Texas, and we have operations in Texas, Oklahoma, Louisiana, Utah and Wyoming. We market our products domestically and internationally in over 20 countries. As used in this prospectus, the terms "company", “Flotek”, "we", "our", "ours", and "us" may, depending upon the context, refer to Flotek Industries, Inc. together with its consolidated subsidiaries taken as a whole.

Our principal executive offices are located at 7030 Empire Central Drive, Houston, Texas, 77040, and our telephone number at that address is (713) 849-9911. Our website is located at www.flotekind.com. The information on our website is not part of this prospectus.

The Offering

Common Stock outstanding prior to this offering	8,288,618

Common Stock offered by selling shareholders, assuming full exercise of common stock purchase warrants	2,618,468

Common Stock to be outstanding after the offering	8,364,647

Use of Proceeds	We will not receive any proceeds from the sale of the common stock by the selling shareholders, although we could receive proceeds of up to $842,660 if all of the warrants are exercised.

AMEX Trading Symbol	FTK

Summary Financial Data

The summary consolidated financial data presented below is derived from and should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2004 and 2003, including the notes to those financial statements, and the unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2005, including the notes to those financial statements, which are included elsewhere in this prospectus along with the section entitled “Management’s Discussion and Analysis” beginning on page 15 of this prospectus.

Statement of Operations Information	For the nine months ended September 30, 2005	For the year ended December 31, 2004	For the year ended December 31, 2003

Revenues	$36,805,438	$21,881,289	$14,844,431

Gross Profit	$15,059,412	$9,351,658	$5,580,340

Net income (loss) for the period	$5,226,328	$2,153,689	$(7,384,107)

Basic earnings (loss) per common share	$0.75	$0.32	$(1.23)

Balance Sheet Information	As at September 30, 2005	As at December 31, 2004	As at December 31, 2003

Total Assets	$48,484,273	$15,957,087	$13,970,338

Total Liabilities	$15,722,023	$11,134,194	$11,410,234

Working Capital (Negative Working Capital)	$19,289,239	$318,979	$(5,248,186)

Total Stockholders’ Equity	$32,712,250	$4,822,983	$2,560,104

Common Stock Outstanding	8,241,035	6,670,004	6,521,670

RISK FACTORS

Our business is subject to a number of risks, some of which are discussed below. Before deciding to invest in our company or to maintain or increase your investment, you should carefully consider the risk factors described below. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business and results of operations. If any of these risks actually occurs, our business, financial condition or results of operations could be seriously harmed. In that event, the market price for our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

We have had a history of losses. We incurred net losses in four of our last five years, including losses of approximately $7.4 million in 2003, $5.5 million in 2002, $1.4 million in 2001 and $159,000 in 2000. We had income of approximately $2.2 million in 2004. Our ability to operate profitably depends on increasing our sales, expanding our markets and achieving sufficient gross profit margins. We cannot assure you that we will achieve or maintain profitable operations in the future.

We have experienced fluctuations in our revenues, which may continue in the future. Fluctuations in revenues are principally the result of the highly cyclical nature of the oil and natural gas exploration and drilling business and, to a lesser extent, geographic expansion of our sales and marketing. A decrease in oil and gas prices generally causes a decline in exploration and drilling activity resulting in decreased demand for our products that serve the drilling industry. Therefore, a decline in oil and natural gas prices will negatively impact our revenues and income. As a result of the cyclicality of our industry, our results of operations have been volatile, and we expect this volatility to continue.

Our historical results are not an indicator of our future operations. We have made numerous acquisitions during the past year. As a result of these transactions, our past performance is not indicative of future performance, and investors in the common stock should not base their expectations as to our future performance on our historical results.

We may have difficulty integrating acquired businesses. The integration of new businesses will be complex and time consuming, will be a drain on management’s resources, and may disrupt our businesses. We may be adversely impacted by unknown liabilities of acquired businesses. We may encounter substantial difficulties, costs and delays involved in integrating common accounting information and communication systems, operating procedures, internal controls and human resources practices, including incompatibility of business cultures and the loss of key employees and customers. These difficulties may increase operating expenses and hinder our ability to achieve the synergies we expect from the combination of businesses, including reduced overhead through shared facilities, cross-marketing to customers and accessing a larger pool of customers through the provision of a larger range of services.

Our international operations are subject to special risks that can materially affect our sales and profits. Our international operations have increased business and credit risks inherent in doing business in countries with legal and political policies different from those in the United States. Those risks can include unsettled political conditions, war, civil unrest, boycotts, inflation and fluctuations in foreign currency exchange rates. Governmental reaction to the general legislative and regulatory environment, exchange controls, changes in global trade policies such as trade restrictions and embargos by the United States and other countries, and changes in international business, political and economic condition can negatively impact our international operations. In addition, future trends for pricing, margins, revenue and profitability remain difficult to predict in the industries we serve and under current economic and political conditions. Most of these risks are beyond our control.

The loss of key personnel would adversely affect our operations and future potential acquisitions. We are dependent upon the efforts and skills of our executives to manage our business, identify and consummate potential future acquisitions and obtain and retain our customers. In addition, our recent development and expansion will require additional experienced management and operations personnel. No assurance can be given that we will be able to identify and retain these employees. The loss of one or more of the services of our key personnel could increase our exposure to the other risks described in this section. We do not maintain key man insurance on any of our personnel.

Risks Associated With Our Industry

We are subject to government regulations which can increase operating costs and affect our operations. We are subject to various federal, state and local laws and regulations relating to the energy industry in general and the environment in particular. Environmental laws have become more stringent in recent years and have generally sought to impose greater liability on a larger number of potentially responsible parties. Although we are not aware of any proposed material changes in any federal, state and local statutes, rules or regulations, any changes could materially affect our financial condition and results of operations.

Severe weather could have a material adverse impact on our business. Our business could be materially and adversely affected by severe weather. Hurricanes, tropical storms and other weather hazards may cause the curtailment of services, damages to our equipment and facilities, interruptions in the transportation of our products and materials in accordance with contract schedules and loss of productivity. Our business could be materially and adversely affected indirectly if our customers are unable to operate as a result of weather hazards, and curtail the purchase of our products and services.

Risks of economic downturn could reduce demand for our products. In the event of an economic downturn in the United States and/or globally there may be decreased demand and lower prices for oil and natural gas and therefore for our products and services. Our customers are generally involved in the energy industry, and if these customers experience a business decline, we could be subject to increased exposure to credit risk. If an economic downturn occurs, our results of operations may be adversely affected.

We are at risk for certain operating hazards. Our operations are subject to hazards present in the oil and natural gas industry which can cause personal injury and damage to property or the environment. Litigation arising from an accident at a location where our products or services are used or provided may cause us to be named as a defendant in lawsuits asserting potentially large claims. We have insurance coverage against operating hazards, which we believe is customary in the industry. This insurance has deductibles and contains certain coverage exclusions. Our insurance premiums can be increased or decreased based on the claims we make on our insurance policies. Results of operations could be adversely affected by unexpected claims not covered by insurance.

We are subject to substantial competition and the risk of technical obsolescence. The oilfield service industry is highly competitive, and we must compete with many companies possessing greater financial resources and better established market positions. These competitors may be better positioned to withstand industry downturns, compete on the basis of price and acquire new equipment and technologies, all of which could affect our revenues and profitability. The introduction of new products and technologies by competitors may adversely affect the demand for our products and services.

The failure to adequately protect our proprietary rights could adversely affect our ability to compete. We rely on a combination of patents, trademarks, non-disclosure agreements and other security measures in order to establish and protect our proprietary rights. Although we believe that those measures, together with our trade secrets and proprietary design, manufacturing and operational expertise, are reasonably adequate to protect our intellectual property and provide for the continued operation of our business, we are unable to provide assurance that the measures we have taken or may take in the future will prevent misappropriation of our proprietary information or that others will not independently develop similar products, design around our proprietary or patented technology or duplicate our products.

Risks Related to the Common Stock

Substantial sales of our common stock by the selling shareholders could cause our stock price to decline. The 2,618,468 shares covered by this prospectus represent approximately 33.4% of our weighted average outstanding shares of common stock, on a fully diluted basis. We are unable to predict the amount or timing of sales by the selling shareholders of our common stock, but sales of substantial amounts in the public market could lower the market price of our stock.

An active market may not develop for our common stock. Our common stock is quoted on the American Stock Exchange. While there is currently one specialist in our common stock, this specialist is not obligated to continue to make a market in our common stock. In the event it does not continue to make a market in our common stock, the liquidity of our common stock could be adversely impacted and a stockholder could have difficulty obtaining accurate stock quotes. Trading volume for our common stock has historically been low. Despite the increase in the number of shares of common stock to be publicly held as a result of the private placement to the selling shareholders and the exercise of warrants, we cannot assure you that an active trading market for our common stock will develop or be sustained.

The price of our common stock has been volatile. The market price of our common stock could be subject to significant fluctuations after this offering. During the past twelve months, the trading price of our common stock has ranged from $3.25 to $22.50 per share. You may not be able to resell your shares at or above the price paid to acquire our common stock. The stock markets in general have experienced extreme volatility that has at times been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Among the factors that could affect our stock price but may be unrelated to our operating and financial performance are speculation in the press or investment community, sales of our common stock by the selling shareholders, fluctuations in oil and gas prices, general market conditions and domestic and international economic, legal and regulatory factors unrelated to our performance.

Future issuance of additional shares of our common stock could cause dilution of ownership interests and adversely affect our stock price. The company may in the future issue its previously authorized and unissued securities, resulting in the dilution of the ownership interests of its current stockholders and purchasers of common stock offered hereby. We are currently authorized to issue 20,000,000 shares of common stock with such rights as determined by our board of directors. The potential issuance of such additional shares of common stock may create downward pressure on the trading price of our common stock. We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for capital raising or other business purposes. Future sales of substantial amounts of common stock, or the perception that sales could occur, could have a material adverse effect on the price of our common stock.

We may issue shares of preferred stock with greater rights than our common stock. Subject to the rules of the American Stock Exchange, our articles of incorporation authorize our board of directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from holders of our common stock. Currently, there are 100,000 preferred shares authorized but none issued. Any preferred stock that is issued may rank ahead of our common stock in terms of dividends, priority and liquidation premiums and may have greater voting rights than holders of our common stock.

We have not paid dividends on our common stock and do not expect to do so in the foreseeable future. We have no present intention to pay cash dividends on our common stock in the foreseeable future, and some of our credit agreements contain provisions that limit the payment of dividends. Therefore an investor in our common stock should not expect to obtain any economic benefit from owning our common stock prior to a sale of those shares, if then.

Our governing documents limit director liability thereby making it difficult to bring any action against them for breach of fiduciary duty. As permitted by Delaware law, the company’s Certificate of Incorporation and Bylaws limit the liability of directors to the company or its stockholders for monetary damages for breach of a director’s fiduciary duty except for liability in certain instances. As a result of those provisions and Delaware law, stockholders’ rights to recover against directors for breach of fiduciary duty will be limited.

PRIVATE SECURITIES LITIGATION
REFORM ACT SAFE HARBOR STATEMENT

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on our current expectations, assumptions, estimates and projections about our business and our industry. The words “anticipate”, “believe”, “expect”, “plan”, “intend”, “project”, “forecast”, “could” and similar expressions are intended to identify forward-looking statements. All statements other than statements of historical facts regarding the company’s financial position, business strategy, budgets and plans and objectives of management for future operations are forward-looking statements. Although the company believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those in the forward-looking statements for various reasons, including the effects of competition, the level of petroleum industry exploration and production expenditures, world economic and political conditions, prices of and the demand for crude oil and natural gas, weather, the legislative environment in the United States and other countries, adverse changes in the capital and equity markets, and other risk factors identified herein.

New risk factors emerge from time to time, and it is not possible for us to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events or performance. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur.

USE OF PROCEEDS

The shares of common stock offered by this prospectus will be sold by the selling shareholders, who will receive all of the proceeds from the sales of such shares. The company will not receive any proceeds from the sale or distribution of the common stock by the selling shareholders, but we will incur all costs associated with this registration statement and prospectus. We will receive gross proceeds of $842,660 if all of the warrants are exercised for cash by the selling shareholders. We intend to use cash proceeds from exercises of warrants for working capital and other general corporate purposes.

SELLING SHAREHOLDERS

The following table sets forth certain information regarding the selling shareholders’ ownership of our common stock as of September 30, 2005, and as adjusted to reflect the assumed sale by the selling shareholders of all of the common stock owned, or to be owned upon the exercise of outstanding warrants, by them in this offering. The term “selling shareholder” includes the shareholders listed below and their transferees, assignees, pledges, donees or other successors.

Each of the selling shareholders has represented to us that it is not a broker-dealer. One of the selling shareholders, Oberweis Micro-Cap Fund, has represented to us that it is an affiliate of a broker-dealer, that it purchased the shares in the ordinary course of business and that at the time of purchase of the shares it had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

We are unable to determine the exact number of shares that will actually be sold, because the selling shareholders may sell all or some of the shares and reserve the right to accept or reject, in whole or in part, any proposed sale of shares. The selling shareholders may offer and sell less than the number of shares indicated, and are not making any representations that any shares covered by this prospectus will or will not be offered for sale. We are not aware of any agreements, arrangements or understandings with respect to the sale of any of the shares. The following table assumes that the selling shareholders will sell all of the shares being offered for their account by this prospectus.

Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Act and generally includes voting or investment power with respect to securities. Except as indicated in the footnotes to the table, we believe that each shareholder possesses sole voting and investment power with respect to all of the shares of common stock owned by that holder, subject to community property laws where applicable. In computing the number of shares beneficially owned by a holder and the percentage ownership of that holder, shares of common stock underlying warrants that are currently exercisable within 60 days are deemed outstanding. Percentages are based on 8,288,618 shares of common stock issued and outstanding as of November 28, 2005 and, solely in the case of selling shareholders who hold warrants to purchase common stock, the number of shares of common stock issuable upon the exercise of the warrant held by that selling shareholder.

			Shares Beneficially Owned after the Offering
Selling Shareholders	Shares Beneficially Owned before the Offering	Shares Offered in this Offering	No. of Shares	% of Outstanding
Bonanza Master Fund Ltd. (1)	195,000	195,000	—	—
Calm Waters Partnership (2)	310,000	150,000	160,000	1.9%
Cordillera Fund, LP (3)	20,000	20,000	—	—
Deephaven Distressed Opportunities Trading Ltd. (4)	88,000	88,000	—	—
Deephaven Event Trading Ltd. (5)	103,600	103,600	—	—
Green Bay Packing Master Trust Fund (6)	4,000	4,000	—	—
Harbour Holdings Ltd. (7)	27,500	27,500	—	—
HedgEnergy Master Fund (8)	150,000	150,000	—	—
Ironman Energy Capital, LP (9)	200,000	200,000	—	—
Los Angeles City Employees’ Retirement System (10)	48,500	48,500	—	—
MA Deep Event Ltd. (11)	8,400	8,400	—	—
Nite Capital LP (12)	10,000	10,000	—	—
UMB Trust & Co. FBO Oberweis Micro-Cap Fund (13)	33,700	25,000	8,700	*
Ritchie Energy Trading, Ltd. (14)	200,000	200,000	—	—
SIT Small Cap Growth Fund, Series D (15)	47,500	47,500	—	—
Skylands Quest LLC (16)	17,700	4,500	13,200	*
Skylands Special Investment LLC (17)	50,100	17,500	32,600	*
Skylands Special Investment II LLC (18)	1,225	500	725	*
Wells Fargo National Association (19)	20,000	20,000	—	—
John Chisholm (20) (21)	176,453	152,725	23,728	*
Arvind Sanger (21)	30,024	7,657	22,367	*
Tom Bandy (21)	18,832	18,832	—	—
Glenn Penny (22)	777,915	6,991	770,924	9.3%
William Ziegler (23)	298,463	290,418	8,045	*
Saxton River Corporation (24)	69,498	69,498	—	—
TOSI, LLP (25)	752,347	752,347	—	—
TOTAL	3,658,757	2,618,468	1,040,289	12.6%

*	Represents less than 1%.
(1)	Bernay Box, President of the General Partner of Bonanza Master Fund Ltd., exercises voting and investment power over the shares held by Bonanza Master Fund Ltd.

(2)	Richard S. Strong, Managing Partner of Calm Waters Partnership, exercises voting and investment power over the shares held by Calm Waters Partnership.
(3)	John Relton, Chief Financial Officer of Andrew Carter Capital, exercises voting and investment power over the shares held by Cordillera Fund, LP.
(4)
Jeff Golbus, Assistant Portfolio Manager of Deephaven Distressed Opportunities Trading Ltd., exercises voting and investment power over the shares held by Deephaven Distressed Opportunities Trading Ltd.

(5)	Jeff Golbus, Assistant Portfolio Manager of Deephaven Event Trading Ltd., exercises voting and investment power over the shares held by Deephaven Event Trading Ltd.
(6)	Eugene Sit, Chairman, CEO & CIO of SIT Investment Associates, Inc., exercises voting and investment power over the shares held by Green Bay Packing Master Trust Fund.
(7)	Charles A. Paquelet, President of Skylands Capital, LLC., exercises voting and investment power over the shares held by Harbour Holdings Ltd.
(8)	B.J. Willingham, Chief Investment Officer of HedgEnergy Master Fund, exercises voting and investment power over the shares held by HedgEnergy Master Fund.
(9)	G. Bryan Dutt, Managing Director of Ironman Energy Capital, LP, exercises voting and investment power over the shares held by Ironman Energy Capital, LP.
(10)	Eugene Sit, Chairman, CEO & CIO of SIT Investment Associates, Inc., exercises voting and investment power over the shares held by Los Angeles City Employees’ Retirement System.
(11)	Jeff Golbus, Assistant Portfolio Manager of MA Deep Event Ltd., exercises voting and investment power over the shares held by MA Deep Event Ltd.
(12)	Keith Goodman, Manager of the General Partner of Nite Capital LP, exercises voting and investment power over the shares held by Nite Capital LP.
(13)	James W. Oberweis, President of the Oberweis Micro-Cap Funds, exercises voting and investment power over the shares held by UMB Trust & Co. FBO Oberweis Micro-Cap Fund.
(14)
Jeff Wallace, Senior Managing Director of Ritchie Capital and Investment Advisor to Ritchie Energy Trading, Ltd., exercises voting and investment power over the shares held by Ritchie Energy Trading, Ltd

(15)	Eugene Sit, Chairman, CEO & CIO of SIT Investment Associates, Inc., exercises voting and investment power over the shares held by SIT Small Cap Growth Fund, Series D.
(16)	Charles A. Paquelet, President of Skylands Capital, LLC, exercises voting and investment power over the shares held by Skylands Quest LLC.
(17)	Charles A. Paquelet, President of Skylands Capital, LLC, exercises voting and investment power over the shares held by Skylands Special Investment LLC.
(18)	Charles A. Paquelet, President of Skylands Capital, LLC, exercises voting and investment power over the shares held by Skylands Special Investment II LLC.
(19)	Common stock issuable upon the exercise of warrants at $5.35 per share issued in connection with a credit agreement between the Company and Wells Fargo Bank dated February 14, 2005.
(20)	Member of our Board of Directors since 1999. 123,185 shares and 29,540 warrants held by Chisholm Energy Partners.
(21)
Includes 23,728 shares of common stock held by Mr. Chisholm issuable upon the exercise of warrants at $13.13 per share issued pursuant to a Securities Purchase and Exchange Agreement between the Company and the holder listed, dated April 30, 2000 as amended August 15, 2001.

(22)	Member of our Board of Directors and Chief Technical Officer since 2001. Currently an employee of the Company.
(23)	Member of our Board of Directors since 1997.
(24)	Saxton River Corporation is controlled by Jerry D. Dumas, Sr., Chairman and CEO of Flotek Industries, Inc.
(25)	J.W. Beavers, President of Pitman Property Corp, general partner of TOSI, L.P., exercises voting and investment power over the shares held by TOSI, L.P.

PLAN OF DISTRIBUTION
As of the date of this prospectus, we have not been advised by the selling shareholders as to any plan of distribution. Distributions of the shares by the selling shareholders, or by their partners, pledgees, donees (including charitable organizations), transferees or other successors in interest, may from time to time be offered for sale either directly by such individual, or through underwriters, dealers or agents or on any exchange on which the shares may from time to time be traded, in the over-the-counter market, or in independently negotiated transactions or otherwise.  In the event of the transfer by any of the selling stockholders of its shares to any pledgee, donee, transferee or other successor, we will file a prospectus supplement to this prospectus and the registration statement of which it is a part, identifying such successors as selling shareholders. The methods by which the shares may be sold include:

•
a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	exchange distributions and/or secondary distributions;

•	sales in the over-the-counter market;

•	underwritten transactions;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

•	privately negotiated transactions.

Such transactions may be effected by the selling shareholders at market prices prevailing at the time of sale or at negotiated prices. The selling shareholders may effect such transactions by selling the common stock to underwriters or to or through broker-dealers, and such underwriters or broker-dealers may receive compensations in the form of discounts or commissions from the selling shareholders and may receive commissions from the purchasers of the common stock for whom they may act as agent. The selling shareholders may agree to indemnify any underwriter, broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to register the shares for sale under the Securities Act and to indemnify the selling shareholders and each person who participates as an underwriter in the offering of the shares against certain civil liabilities, including certain liabilities under the Securities Act.

In connection with sales of the common stock under this prospectus, the selling shareholders may enter into hedging transactions with broker-dealers, who may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders also may sell shares of common stock short and deliver them to close out the short positions, or loan or pledge the shares of common stock to broker-dealers that in turn may sell them.

The selling shareholders and any broker-dealers or agents that participate with the selling shareholders in the sale of the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

CIRCUMSTANCES UNDER WHICH
SELLING SHAREHOLDERS ACQUIRED SECURITIES

Set forth below is a summary of the circumstances that led to the issuance to the selling shareholders of shares of our common stock and the warrants which are exercisable for shares of our common stock.

On August 29, 2005, we completed a private offering of 1,300,000 shares of common stock at a price of $16.30 per share to 18 accredited investors. Gross proceeds from the private offering were $21,190,000; estimated costs associated with the offering were $1,381,400. Proceeds from the sale were used for general corporate purposes, strategic acquisitions, and repayment of existing indebtedness. In connection with the sale, we covenanted with the private placement investors to file a registration statement with the SEC within 60 days of the completion of the private offering, covering resale of the shares by those investors. This prospectus covers the sale of those 1,300,000 shares.

On February 14, 2005, in connection with a credit agreement with Well Fargo Bank National Association, we issued common stock purchase warrants to Wells Fargo to purchase 20,000 shares of common stock at $5.35 per share at any time before February 14, 2007. We also covenanted with Wells Fargo to file a registration statement covering the resale of the shares to be issued upon the exercise of the warrant. This prospectus covers the sale of 20,000 shares issuable upon the exercise of that warrant.

On April 30, 2000, pursuant to a Securities Purchase and Exchange Agreement with certain purchasers, we issued to such purchasers (i) 2,365.77 shares of our Series A Convertible Preferred Stock of the Company and (ii) warrants to purchase an aggregate of 78,859,012 shares of common stock at an exercise price of $0.03 per share expiring April 2010. The consideration provided by these purchasers to the Company in exchange for the issuance of these securities was the cancellation of certain promissory notes issued by the Company to evidence loans previously made by the purchasers to the Company and certain warrants granted by the Company in connection with these loans. On August 15, 2001, pursuant to an Agreement and Plan of Reorganization with Chemical & Equipment Specialties, Inc.  ("CESI"), the conversion price for the Series A Convertible Preferred Stock and associated warrants was adjusted to $0.027 per share. The conversion price of those warrants whose holders did not participate in the reorganization was adjusted to $0.12 per share, and their expiration date was extended five years from the date of the agreement. In connection with the Securities Purchase and Exchange Agreement, we entered into a Registration Rights Agreement with those purchasers in which we agreed to include in any registration statement filed by us with the SEC prior to April 30, 2006 any shares of common stock into which the warrants were subsequently exercised or the Series A Convertible Preferred Stock of the Company subsequently converted, and any other shares of our common stock owned by them at the time of the execution of the Registration Rights Agreement. Of the total number of shares we have the obligation to register under that Registration Rights Agreement, 1,242,439 shares of common stock now held by such purchasers as a result of the exercise of warrants or the conversion of the Series A Convertible Preferred Stock, and 56,029 shares of common stock issuable upon the exercise of warrants which remain issued and outstanding, are covered by this prospectus.

BUSINESS

Historical Development

Flotek was originally incorporated under the laws of the Province of British Columbia on May 17, 1985. On October 23, 2001, we approved a change in our corporate domicile to Delaware and a reverse stock split of 120 to 1. On October 31, 2001, we completed a reverse merger with CESI. Since that date, we have entered into the following acquisitions that were outside the ordinary course of our business:

•	acquired IBS 2000, Inc. (“IBS 2000”), a Denver-based company engaged in the development and manufacture of environmentally neutral chemicals for the oil industry, on February 19, 2002,
•	acquired manufacturing assets, inventory and intellectual property rights to produce oilfield shale shaker screens from Phoenix E&P Technology, LLC (“Phoenix”) on January 28, 2005,
•	acquired Spidle Sales and Services, Inc. (“Spidle”), a downhole tool company with rental, sales and manufacturing operations throughout the Rocky Mountains, on February 14, 2005,
•	acquired the assets of Harmon’s Machine Works, Inc. (“Harmon”), a downhole oilfield and mining tool company with manufacturing and sales operations located in Midland, Texas, on August 19, 2005, and
•	acquired the assets of Precision-LOR, Ltd. (“LOR”), a drilling tool rental and inspection service provider in south Texas, on August 31, 2005.

Description of Business

We are a supplier of drilling and production products and services to the energy industry on a worldwide basis. Our core focus is oilfield specialty chemicals and logistics, downhole drilling tools and downhole production tools. We are headquartered in Houston, Texas. As of July 27, 2005 our common stock began trading on the American Stock Exchange under the stock ticker symbol “FTK”. Prior to this date our common stock was traded on the OTC Bulletin Board market under the stock ticker symbol, “FLTK” or “FLTK.OB”. Our website is located at http://www.flotekind.com. Information contained in our website or links contained on our website are not part of this prospectus.

Our reportable segments are strategic business units that offer different products and services. Each business segment requires different technology and marketing strategies, and is managed independently.

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The Chemicals and Logistics segment is made up of two business units. The CESI Chemical business unit develops, manufactures, and markets chemicals used by oilfield service companies in oil and gas well drilling, cementing, stimulation and production. The Materials Translogistics business unit manages automated bulk material handling, loading facilities, and blending capabilities for oilfield service companies.

•	The Drilling Products segment rents, inspects, manufactures and markets downhole drilling equipment for the energy, mining, water well and industrial drilling sectors.

•	The Production Products segment manufactures and markets the Petrovalve line of downhole pump components.

Chemicals and Logistics

The CESI Chemical business offers a full spectrum of oilfield specialty chemicals used for drilling, cementing, stimulation, and production. We have laboratory facilities in Oklahoma and Colorado which design, develop and test new chemical formulations and enhance existing products, often in cooperation with our customers. The laboratory provides quality assurance to our manufacturing operations and expert technical support to our customers on existing product lines. The development of specialty chemicals with enhanced performance characteristics to withstand a wide range of downhole pressures, temperatures and other well-specific conditions is key to the success of this business unit.

The customer base for the CESI Chemicals business is primarily oil and gas pumping service companies, including both major and independent oilfield service companies. The segment manufactures, packages and warehouses its products in Oklahoma. We distinguish ourselves through the strength of our innovative and proprietary products, dedication to product quality and superior customer service. The division’s products provide measurable productivity increases and solutions to environmental problems.

Our Material Translogistics business designs, project manages and operates automated bulk material handling and loading facilities for oilfield service companies, and serves as consulting engineers. The domestic customer base for this segment consists of one major independent oilfield service company which specializes in pressure pumping, cementing and stimulation services. We also contract with international customers to design and project manage the construction of bulk handling facilities. Our client’s bulk facilities handle oilfield products including sand and other materials for well fracturing operations, as well as dry cement and additives for oil and gas well cementing, and supplies and materials used in oilfield operations which we blend to specification.

Drilling Products

The Drilling Products segment manufactures and sells centralizers, rents and sells a variety of downhole drilling tools, and provides drilling tool inspection services.

Our Turbeco line of fixed rigid and integral joint centralizers is used in oil and gas well cementing programs to increase the effectiveness of such operations. The tool’s main purpose is assuring the pipe is properly centered in the well bore thereby obtaining an effective bond with the formation. We manufacture and market the Turbo-Flo high efficiency oilfield shale shaker screens purchased from Phoenix through our existing sales network.

We rent and sell a variety of downhole drilling tools used in the oilfield, mining, water well and industrial drilling sectors domestically and in Central and South America. Products include drill bits, reamers, stabilizers, tubulars and drilling mud motors. In addition we provide drill pipe inspection services domestically.

Our customers in the Drilling Products segment are primarily oil and gas exploration and production companies, including major oil companies, which own producing oil and gas wells and are involved in the drilling and cementing of oil wells. Our active customer base is distributed among major oil companies and smaller independent operators. Marketing for our products is primarily focused in the Gulf of Mexico, Mid-Continent and Rocky Mountain regions of the United States.

Production Products

The Production Products segment manufactures and markets the patented Petrovalve line of downhole pump components. The Petrovalve line of downhole pump valves was originally designed in the mid-1980’s and has undergone significant improvements in recent years. The Petrovalve product line provides longer and more reliable downhole pump performance than the traditional ball and seat valves which are the predominant product in the industry. Additionally, the Petrovalve has demonstrated more efficient flow characteristics and increased production volumes in many circumstances. Our “Gas Breaker” technology allows us to provide a solution to gas lock problems often encountered on wells with lower flow rates or high gas ratios. We outsource manufacturing of most of the machined valve components, but assemble and perform final quality assurance on all valves in Houston.

The Petrovalve product line is comprised of rod pump manufacturers and pump maintenance and service shops using the industry standard API ball and seat product, as well as other proprietary valve products. Our customers in the Downhole Production Products segment are primarily major oil and gas exploration and production companies. The majority of the sales in this segment are international sales.

Product Demand and Marketing

The demand for our products and services is generally correlated to the level of oil and gas drilling activity, both in the United States and internationally. Drilling activity, in turn, is generally dependent on the price levels of oil and gas. Certain products, particularly the Petrovalve line and some of our specialty chemicals, are more closely related to the production of oil and gas, and demand is less dependent on drilling activity.

We market our products primarily through direct sales to our customers by company managers and sales employees. We have established customer relationships which provide for repeat sales. The majority of our marketing is currently conducted within the United States. However, we have been expanding our international sales efforts and we expect international sales to continue to increase. Internationally, we operate primarily through agents in Canada, Mexico, Central and South America, the Middle East, Asia and Russia.

Customers

The customers for our products and services include the major integrated oil and natural gas companies, independent oil and natural gas companies and state-owned national oil companies. Although we are not dependent on one or a few major customers, five customers accounted for 47% of consolidated revenues for the year ended December 31, 2004 and 26% of consolidated revenues for the nine months ended September 30, 2005. The majority of these sales was in the Chemicals and Logistics segment and collectively accounted for 57% of revenues in this segment for the year ended December 31, 2004 and 45% of revenues in this segment for the nine months ended September 30, 2005.

Research and Development

We are actively involved in developing proprietary products to expand our existing product lines and in developing new technologies. We incurred $300,074 and $46,654 in research and development expenses for the years ended December 31, 2004 and 2003, respectively. We have incurred $440,863 for the nine months ended September 30, 2005.

Intellectual Property

We have followed a policy of seeking patent protection both within and outside the United States for products and methods that appear to have commercial significance and qualify for patent protection. The decision to seek patent protection considers whether such protection can be obtained on a cost-effective basis and is likely to be effective in protecting our commercial interests. We believe our patents and trademarks, together with our trade secrets and proprietary design, manufacturing and operational expertise, are reasonably adequate to protect our intellectual property and provide for the continued operation of our business. We maintain patents on our production valve design and casing centralizer design, and trade secrets on certain specialty chemicals.

Competition

Our ability to compete in the oilfield services market is dependent on our ability to differentiate our products and services, provide superior quality and service, and maintain a competitive cost structure. Activity levels in our three segments are driven primarily by current and expected commodity prices, drilling rig count, oil and gas production levels, and customer capital spending allocated for drilling and production. The regions in which we operate are highly competitive. The competitive environment has intensified as recent mergers among oil and gas companies have reduced the number of available customers. Many other oil and gas service companies are larger than we are and have greater resources than we have. These competitors are better able to withstand industry downturns, compete on the basis of price and acquire new equipment and technologies, all of which could affect our revenues and profitability. These competitors compete with us both for customers and for acquisitions of other businesses. This competition may cause our business to suffer. We believe that competition for contracts will continue to be intense in the foreseeable future.

Raw Materials

The Chemical and Logistic segment’s operations purchase their principal raw material, chemical feed stocks, on the open market.  Collection and transportation of these raw materials to the Company’s plants can be adversely affected by extreme weather conditions. Prices for the chemical feed stocks also vary in relation to the general business cycle and global demand.  The Drilling and Production segments purchase their principal raw material, steel, on the open market.  Except for a few chemical additives, the raw materials are available in most cases from several suppliers at market prices.  We use multiple suppliers, both domestically and internationally, for our key raw materials.

Government Regulations

We are subject to federal, state and local environmental and occupational safety and health laws and regulations in the United States and other countries in which we do business. We strive to comply fully with these requirements and are not aware of any material instances of noncompliance. Many of the products within our specialty chemicals segment are considered hazardous or flammable. If a leak or spill occurs in connection with our operations, we could incur material costs, net of insurance, to remediate any resulting contamination.

Employees

As of November 28, 2005, we employed 170 full-time employees. None of our employees are covered by collective bargaining agreements.

MANAGEMENT

The following table provides certain information with respect to the Board of Directors and the Executive Officers of the Company.

Name	Age	Positions	Position Held Since

Jerry D. Dumas, Sr.	70	Chief Executive Officer, Chairman and Director	1998
Glenn S. Penny	55	President, Chief Technical Officer and Director	2001
Lisa Bromiley Meier	32	Chief Financial Officer and Vice President	2004
Gary M. Pittman	42	Director	1997
William R. Ziegler	63	Director	1997
John W. Chisholm	51	Director	1999
Barry E. Stewart	50	Director	2001
Richard O. Wilson	75	Director	2003

The following is a brief description of the background and principal occupation of each director and executive officer:

Jerry D. Dumas, Sr. - Mr. Dumas became Chairman of the Board of Directors of the Company in 1998. He has served as Chief Executive Officer of the Company since September 1998. Prior to that he was Vice President of Corporate and Executive Services with Merrill Lynch Private Client Group for ten years. Mr. Dumas served as Group Division President with Hughes Tool Company, a predecessor to Baker Hughes, Inc., from 1980 to 1984. Mr. Dumas holds a B.S. degree from Louisiana State University.

Glenn S. Penny - Dr. Penny became President, Chief Technical Officer and a Director of the Company with the merger of Flotek Industries, Inc. and CESI in 2001. Dr. Penny founded CESI in April 2000 and served as its President and Chief Executive Officer. Prior to founding CESI, Dr. Penny served as President of Stim-Lab, Inc., a company specializing in independent testing of completion fluids and methods, from its founding in 1985 to April 2000. Stim-Lab, Inc. was acquired by Core Laboratories N.V., an NYSE-listed oilfield service company, in 1997. Dr. Penny holds a B.S. degree in Chemistry from Trinity University and a Ph.D. degree in Chemistry from the University of Houston.

Lisa Bromiley Meier - Mrs. Meier was appointed Chief Financial Officer of the Company in April 2004 and Vice President in January 2005. Prior to joining Flotek, Mrs. Meier worked in the energy audit practice of PricewaterhouseCoopers, LLP and worked for three Fortune 500 companies. Mrs. Meier served in various accounting, finance, SEC reporting and risk management positions. Mrs. Meier is a Certified Public Accountant and a Chartered Financial Analyst candidate. Mrs. Meier holds B.B.A. and Masters of Accountancy degrees from the University of Texas.

Gary M. Pittman - Mr. Pittman founded his own company in 1995 to provide investment and merchant banking services to private and public companies.  From 1987 to 1995, Mr. Pittman was Vice President of The Energy Recovery Fund, a $180 million private equity fund focused on the energy industry.  Mr. Pittman has served as Director and Audit Committee member of Czar Resources, Ltd., a public Canadian exploration and production company; Triton Imaging International, a developer of sea floor imaging software; Secretary, VP and Director of Sub Sea International, an offshore robotics and diving company; BioSafe Technologies, a developer of non-toxic insecticides; and owned and operated an oil and gas production and gas gathering company in Montana.  Mr. Pittman holds a B.A. degree in Economics/Business from Wheaton College and an M.B.A. degree in Finance and Marketing from Georgetown University.  Mr. Pittman serves as Chairman of the Compensation Committee and is a member of the Audit Committee.

William R. Ziegler - Mr. Ziegler  has been of counsel to the law firm of Satterlee Stephens Burke & Burke LLP since January 2001. Prior to that time he was a partner in that law firm and predecessor firms for over five years. Mr. Ziegler is a director and Vice Chairman of Grey Wolf, Inc., a provider of contract land drilling services to the oil and gas industry. He is Chairman of the Board (non-executive) of Vesta Corp., Firebird Holdings Limited, and Geokinetics, Inc. He serves as Vice Chairman of the Board (non-executive) of Union Drilling, Inc. Mr. Ziegler is a graduate of Amherst College and received a law degree from the University of Virginia and an M.B.A. degree from Columbia University. He has practiced corporate, banking and securities law since 1968. Mr. Zeigler is a member of the Compensation Committee.

John W. Chisholm - Mr. Chisholm is a founder of Wellogix, Inc., which develops software for the oil and gas industry to streamline workflow, improve collaboration, expedite the inter-company exchange of enterprise data and communicate complex engineered services. Mr. Chisholm co-founded ProTechnics Company and served as President of that company from 1985 through 1998, after it was acquired by Core Laboratories N.V. in 1996. After leaving Core Laboratories in 1998 as Senior Vice President of Global Sales and Marketing he started Chisholm Energy Partners, an investment fund specializing in mid-size energy service companies. Mr. Chisholm holds a B.A. degree from Ft. Lewis College. Mr. Chisholm is a member of the Compensation Committee.

Barry E. Stewart - Mr. Stewart became Chief Financial Officer of Rotech Healthcare Inc. in July 2004. Mr. Stewart served as Chief Financial Officer of Evolved Digital Systems, Inc. from 2001 to 2004, and Vice President of Finance for Community Health Systems, Inc. from 1996 to 2001.  Prior to 1996, Mr. Stewart served in various managing director positions with national commercial banks.  He is a Certified Public Accountant licensed in Texas and Tennessee and has a M.B.A. degree from the University of Houston. Mr. Stewart serves as Chairman of the Audit Committee.

Richard O. Wilson - Mr. Wilson is an Offshore Construction consultant with 48 years experience in the North Sea, Gulf of Mexico, Gulf of Paria, Lake Maracaibo, South Atlantic Offshore Brazil and Angola. Mr. Wilson is a Director of Callon Petroleum Inc. Mr. Wilson received a B.S. degree in Civil Engineering from Rice University. Mr. Wilson serves on the Audit Committee.

There are no family relationships between any director or executive officer.

We have a code of ethics that applies to our principal executive officer, principal financial officer and chief accounting officer/controller.

Board Committees

The standing committees of the Board include the Compensation Committee consisting of Gary Pittman, John Chisholm, and William Ziegler, and the Audit Committee, comprised of Barry Stewart, Gary Pittman and Richard Wilson. Mr. Stewart is considered a “financial expert” based on his current and past employment, his education and his professional certification.

The Compensation Committee sets compensation policy for all of our Executive Officers, makes recommendations to the full Board of Directors regarding executive compensation and employee stock option awards, and administers our 2003 and 2005 Long-Term Incentive Plans.

The primary function of the Audit Committee is to provide advice with respect to our financial matters and to assist the Board of Directors in fulfilling its oversight responsibilities regarding audit, finance, accounting and tax compliance. In particular, the Audit Committee is responsible for overseeing the engagement, independence and services of our independent auditors. The Audit Committee also serves to: (i) act as an independent and objective party to monitor our financial reporting process and internal control system; (ii) review and appraise the audit efforts of the independent auditors; (iii) evaluate our quarterly financial performance as well as the compliance with laws and regulations; (iv) oversee management’s establishment and enforcement of financial policies and business practices; and (v) provide an open avenue of communication among the independent auditors, financial and senior management, counsel, and the Board of Directors. The Board has adopted a written charter for the Audit Committee.

Our Board of Directors does not have a standing executive or nominating committee or committees performing similar functions.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Critical Accounting Policies and Estimates

Our financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and require us to make estimates and assumptions during their preparation which require judgment. Our critical accounting policies and procedures include but are not limited to the following:

Cash and Cash Equivalents

We consider all short-term investments with an original maturity of three months or less to be cash equivalents.

Restricted Cash

As of December 31, 2004, we had $37,038 of restricted cash which serves as collateral for a standby letter of credit that provides financial assurance that we will fulfill our obligations related to an international contract to design and project manage the construction of a bulk handling facility in Mexico.

Inventories

Inventories consist of raw materials, finished goods, and parts and materials used in manufacturing and construction operations. Finished goods inventories include raw materials, direct labor and production overhead. Inventories are carried at the lower of cost or market using the weighted average cost method. The Company maintains a reserve for slow-moving and obsolete inventories, which is reviewed for adequacy on a periodic basis.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. The cost of ordinary maintenance and repairs is charged to operations, while replacements and major improvements are capitalized. Depreciation or amortization is provided at rates considered sufficient to amortize the cost of the assets using the straight-line method over the following estimated useful lives:

Buildings and leasehold improvements	3-24 years
Machinery and equipment	2-3 years
Furniture and fixtures	3-7 years
Transportation equipment	3 years
Computer equipment	3-5 years

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds either the fair value or the estimated discounted cash flows of the assets, whichever is more readily measurable. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Goodwill and Intangible Assets

Goodwill represents the excess of the aggregate price paid by us in acquisitions over the fair market value of the tangible and identifiable intangible net assets acquired. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, “Goodwill and Other Intangible Assets” separable intangible assets that are not deemed to have indefinite lives will be amortized over their useful lives.

Financial Instruments

We consider the fair value of all financial instruments (primarily long-term debt) not to be materially different from their carrying values at the end of each fiscal year based on management's estimate of our ability to borrow funds under terms and conditions similar to those of our existing debt and because the majority of our debt carries a floating rate.

We have no off-balance sheet debt or other off-balance sheet financing arrangements. We have not entered into derivative or other financial instruments.

Revenue Recognition

Revenue for product sales is recognized when all of the following criteria have been met: (i) evidence of an agreement exists, (ii) products are shipped or services rendered to the customer and all significant risks and rewards of ownership have passed to the customer, (iii) the price to the customer is fixed and determinable and (iv) collectibility is reasonably assured. Accounts receivable are recorded at that time net of any discounts. Earnings are charged with a provision for doubtful accounts based on a current review of collectibility of the accounts receivable. Accounts receivable deemed ultimately uncollectible are applied against the allowance for doubtful accounts. Deposits and other funds received in advance of delivery are deferred until the transfer of ownership is complete. Our Material Translogistics business unit ("MTI") recognizes revenues of its design and construction oversight contracts under the percentage-of-completion method of accounting, measured by the percentage of costs incurred to date to the total estimated costs of completion. This percentage is applied to the total estimated revenue at completion to calculate revenues earned to date. Contract costs include all direct labor and material costs and those indirect costs related to manufacturing and construction operations. General and administrative costs are charged to expense as incurred. Changes in job performance and estimated profitability, including those arising from contract bonus or penalty provisions and final contract settlements, may result in revisions to costs and income and are recognized in the period in which such revisions appear probable. All known or anticipated losses on contracts are recognized in full when such amounts become apparent. MTI bulk material transload revenue is recognized as services are performed for the customer.

Foreign Currency

We have sales that are denominated in currencies other than the United States dollar. Any foreign currency transaction gains or losses are included in our results of operations. We have not entered into any forward foreign exchange contracts to hedge the potential impact of currency fluctuations on our foreign currency denominated sales.

Research and Development Costs

Expenditures for research activities relating to product development and improvement are charged to expense as incurred.

Income Taxes

Income taxes are computed under the liability method. We provide deferred income tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts and the respective tax basis of assets and liabilities. These deferred assets and liabilities are based on enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred income tax assets to amounts which are more likely than not to be realized.

Earnings Per Share

Earnings per common share is calculated by dividing net income or loss attributable to common stockholders by the weighted average number of common shares outstanding. Dilutive income or loss per share is calculated by dividing net income or loss attributable to common stockholders by the weighted average number of common shares outstanding and dilutive effect of stock options.

Stock-Based Compensation

We recognize compensation expense associated with stock-based awards under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. The difference between the quoted market price as of the date of the grant and the contractual purchase price of shares is charged to operations over the vesting period. No compensation expense has been recognized for stock options with fixed exercise prices equal to the market price of the stock on the dates of grant. We provide supplemental disclosure of the effect on net income (loss) and earnings (loss) per share as if the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure” had been applied in measuring compensation expense. Under SFAS 123R, we will be required to measure the cost of employee services received in exchange for stock based on the grant date at fair value (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (usually the vesting period). The fair value will be estimated using an option-pricing model. Excess tax benefits, as defined in SFAS 123R, will be recognized as an addition to additional paid-in capital. The Standard is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. We are currently in the process of evaluating the impact of SFAS 123R on our financial statements.

Recent Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued FIN 46R which revised certain provisions in the original interpretation and permitted multiple effective dates based upon the nature and formation date of the variable interest entity. Adoption of the provisions of FIN 46R did not have any impact on our financial position, results of operations or cash flows as all of our subsidiaries are wholly-owned.

In December 2004, the FASB published the following two final FASB Staff Positions, effective immediately. FAS 109-1, "Application of FASB Statement No.109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004," giving guidance on applying FASB Statement No. 109, Accounting for Income Taxes, to the tax deduction on qualified production activities provided by the American Jobs Creation Act of 2004. FAS 109-2 "Accounting and Disclosure Guidance for that Foreign Earnings Repatriation Provision within the American Jobs Creation Act of  2004" provides guidance on the Act's repatriation provision. We are in the process of reviewing the FAS 109-1 and FAS 109-2; however, at this time, we do not believe that the adoption of FAS 109-1 or FAS 109-2 will have a material impact on our consolidated financial position, results of operations or cash flows.

In November 2004, the FASB Emerging Issues Task Force, or EITF, reached a consensus in applying the conditions in Paragraph 42 of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations" (EITF 03-13). Evaluation of whether operations and cash flows have been eliminated depends on whether (1) continuing operations and cash flows are expected to be generated, and (2) the cash flows, based on their nature and significance, are considered direct or indirect. This consensus should be applied to a component that is either disposed of or classified as held-for-sale in fiscal periods beginning after December 15, 2004. We do not believe that the adoption of EITF 03-13 will have a material impact on our consolidated financial position, results of operations or cash flows.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—An Amendment of ARB No. 43, Chapter 4" (SFAS No. 151). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and re-handling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by us in the first quarter of fiscal 2006, beginning on January 1, 2006. We are currently evaluating the effect that the adoption of SFAS No. 151 will have on our consolidated financial position, results of operations and cash flows, but do not expect SFAS No. 151 to have a material impact.

Results of Operations for the Nine Months Ending September 30, 2005 and 2004
	Nine Months Ended September 30,
	2005	2004

Revenues	$36,805,438	$15,278,420
Cost of revenues	21,746,026	8,662,846
Gross profit	15,059,412	6,615,574
Gross profit %	40.9%	43.3%
Expenses:
Selling, general and administrative	6,461,727	3,915,949
Depreciation and amortization	999,805	537,960
Research and development	440,863	211,401
Total expenses	7,902,395	4,665,310
Income from operations	7,157,017	1,950,264
Income from operations %	19.4%	12.8%
Other income (expense):
Interest expense	(653,004)	(522,961)
Other, net	39,539	51,678
Total other income (expense)	(613,465)	(471,283)

Income before income taxes	6,543,552	1,478,981
Provision for income taxes	(1,317,224)	(100,000)
Net income	$5,226,328	$1,378,981

Total revenues increased by $21.5 million or 140.9% in the first nine months of 2005 versus 2004. As discussed in the segment analysis that follows, this increase in revenues was due to the addition of Spidle to our operating results for the entire nine months of 2005, the continued strong performance by our Chemicals and Logistics segment and the acquisition of Harmon and LOR in August 2005.

Gross profit increased 127.6%, from $6.6 million in the first nine months of 2004 to $15.1 million in 2005. Gross profit as a percentage of revenues decreased from 43.3% in the first nine months of 2004 to 40.9% in 2005. The gross profit is best analyzed on a segment by segment basis, discussed below, as gross profit varies between operating segments and can vary significantly from year to year in certain operating segments.

Selling, general and administrative costs increased to $6.5 million in the first nine months of 2005 from $3.9 million in the first nine months of 2004, however, decreased as a percentage of revenue. Measured as a percentage of revenue, selling, general and administrative costs dropped from 25.6% in the first nine months of 2004 to 17.6% in 2005. Significant emphasis continues to be placed on growing sales while containing selling, general and administrative costs across the organization.

Depreciation and amortization increased $0.5 million or 85.9% in the first nine months of 2005 compared to the same period in 2004 due to increased property, plant and equipment. The increase in property, plant and equipment was primarily due to the addition of assets associated with Spidle, Harmon and LOR.

Interest expense increased from $0.5 million for the first nine months of 2004 to $0.7 million in 2005. The increase is a result of an increase in our overall debt level associated with the acquisition of Spidle, offset by lower interest rates on the senior credit facility obtained in February 2005. Flotek’s senior borrowing rates were reduced approximately 300 basis points as a result of the new financing. The majority of our indebtedness carries a variable interest rate tied to the prime rate.

Research and development costs increased due to expansion of our applied research capabilities. Over the years, we have made a number of technological advances, including the development of an environmentally benign line of specialty chemicals. Substantially all of the new technologies have resulted from requests and guidance from our clients, particularly major oil companies. Research and development expenditures are charged to expense as incurred. We intend to continue committing financial resources and effort to the development and acquisition of new products and services.

Based on our improved profitability, a $1.3 million provision for income taxes was recorded for the first nine months of 2005. The provision was made for estimated federal income tax and state income tax. Our net operating losses can be used to partially offset federal income taxes. The effective income tax rate differs from the statutory rate primarily as a result of utilization of our net operating loss carryforwards. As of December 31, 2004, we had estimated net operating loss carryforwards which may be available to offset future taxable income of approximately $8.8 million, expiring in 2017 through 2023.

Results by Segment for the Nine Months Ending September 30, 2005 and 2004

Chemicals and Logistics

	Nine Months Ended September 30,
	2005	2004

Revenues	$20,919,830	$12,377,009
Gross profit	$8,286,832	$5,149,683
Gross profit %	39.6%	41.6%

Operating income	$5,598,728	$3,223,981
Operating margin %	26.8%	26.1%

Chemicals and Logistics revenues increased $8.5 million or 69.0%, in the first nine months of 2005 compared to 2004. The increase is due to an increase in the volume of specialty chemical sales coupled with price increases that were put into effect in 2005. MTI partially offset an approximate 40% decrease in throughput at our Louisiana based bulk handling facility during 2005 as compared to 2004, by increasing revenue associated with the design and construction oversight of bulk handling facilities in Mexico and Texas during the first nine months of 2005. CESI Chemical's focus on applied research has resulted in the penetration of new markets, continued expansion of our customer base, product portfolio and increased margins. CESI Chemical differentiates itself through the strength of its innovative and proprietary products, the depth of the laboratory staff, dedication to product quality, and superior customer service.

In the first nine months of 2005 compared to 2004, international sales grew by 115.6%, outpacing domestic growth. Sales into Mexico, Canada and Russia have been the main drivers for growth in international sales. Domestic sales have continued to grow in our established core markets, the Mid-Continent and Permian Basin, but have increased dramatically in the Rocky Mountains and East Texas. We continue to focus on expanding our international sales and expanding the footprint of our domestic sales coverage to increase overall sales and diversify sales concentration risk. Growth of international sales has outpaced our domestic growth, and made up 16% of total sales for the first nine months of 2005 as compared to 13% of total sales for the same period in 2004.

Sales of our proprietary specialty chemicals continued to grow at a strong pace. Sales of our top three proprietary products made up $3.1 million of the increase in total sales for the first nine months of 2005 versus 2004. The sales of our environmental friendly “green” chemicals increased $2.3 million, or 92.4%, from $2.5 million in the first nine months of 2004 to $4.8 million for the first nine months of 2005. CESI Chemical's focus on applied research has resulted in the penetration of new markets, continued expansion of our customer base and product portfolio and increased margins by shifting our product sales mix to more and more proprietary products. CESI Chemical differentiates itself through the strength of its innovative and proprietary products, the depth of the laboratory staff, dedication to product quality, and superior customer service.

Gross profit increased 60.9% from $5.1 million in the first nine months of 2004 to $8.3 million for the same period in 2005. Gross profit as a percentage of revenues decreased from 41.6% in the first nine months of 2004 to 39.6% in 2005. The decrease in margin is attributable to an increase in cost of goods sold in our specialty chemical division without corresponding price increases to pass these costs onto the customer instituted later in the year. Price increases were implemented in June 2005 and will continue to be evaluated by management. In addition, cost of goods sold were approximately $0.4 million higher in the first nine months of 2005 as compared to 2004 due to materials procured for the two bulk handling projects managed by MTI.

Operating income increased $2.4 million, or 73.7%, during the first nine months of 2005 compared to 2004, primarily as a result of increased sales in the Chemical division, improved gross margins in the Chemical and Logistics business unit and reduction of operating costs as a percentage of revenue. The completion of the Mexico bulk handling plant also increased revenue and operating income for this segment during 2005. Expansion of our proprietary product line and customer base has driven the increase in sales and margin during 2005.

Drilling Products

	Nine Months Ended September 30,
	2005	2004

Revenues	$14,977,962	$2,607,263
Gross profit	$6,289,706	$1,320,724
Gross profit %	42.0%	50.7%

Operating income	$3,354,993	$382,031
Operating margin %	22.4%	14.7%

Drilling Products revenues increased $12.4 million in the first nine months of 2005 compared to 2004. This increase relates primarily to the addition of the operating results of Spidle to our drilling products segment. Spidle contributed $12.3 million in revenue during the first nine months of 2005. Harmon and LOR, which were acquired in the third quarter of this year, contributed $0.6 million in revenue.

Gross profit increased $5.0 million in the first nine months of 2005 compared to 2004. Gross profit as a percentage of revenues decreased from 50.7% in the first nine months of 2004 to 42.0% in 2005. The decrease is attributable to a change in the base of operations with the addition of Spidle, Harmon and LOR. Our Turbeco operations have historically been focused on the manufacturing and marketing of drilling tools. The acquisitions made during 2005 expand drilling tool operations into the manufacturing and marketing of a much broader offering of drilling tools, drilling tool rentals, and pipe inspection services. In addition, inventory acquired from Spidle which had an original cost basis of $1.6 million was recorded at $6.9 million in accordance with SFAS 141, which requires inventory to be recorded at fair value less reasonable selling expenses. Fair value was determined to be full sales price to our customers less approximately 9% for selling expenses. This increase in recorded value for inventory acquired at the time of the acquisition increased the weighted average cost of goods for this segment, reducing gross profit.

Operating income increased $3.0 million during the first nine months of 2005 compared to 2004, primarily due to the expansion of the division. We believe we will continue to see improvements in operating income as a percentage of revenue as we capitalize on the geographic, customer and product synergies among the three acquisitions made this year and the other business units, as well as increased utilization of the inventory acquired with Spidle.

Production Products

	Nine Months Ended September 30,
	2005	2004

Revenues	$907,647	$294,149
Gross profit	$482,874	$145,167
Gross profit %	53.2%	49.4%

Operating income (loss)	$32,768	$(330,139)
Operating margin %	3.6%	(112.2)%

Production Products revenues increased $0.6 million in the first nine months of 2005 compared to 2004 due to sales to customers in Russia and Venezuela. Gross profit percentage also increased significantly from 49.4% during the first nine months of 2004 to 53.2% in 2005. We are focused on increasing total revenues in 2005 by expanding the customer and geographic base. Petrovalve is actively marketed in the U.S., Canada, Mexico, Central America, South America, the Middle East, Russia and Asia. Currently Petrovalve has representation in 18 countries.

Results of Operations for the Years Ended December 31, 2004 and 2003

	For the Years Ended December 31,
	2004	2003

Revenues	$21,881,289	$14,844,431
Cost of revenues	12,529,631	9,264,091
Gross margin	9,351,658	5,580,340
Gross margin %	42.7%	37.6%

Selling, general and administrative	5,349,594	4,788,749
Goodwill impairment	—	5,120,633
Depreciation and amortization	689,901	713,531
Research and development	300,074	46,654
Total expenses	6,339,569	10,669,567
Income (loss) from operations	3,012,089	(5,089,227)
Income (loss) from operations %	13.8%	(34.3)%

Interest expense	(691,568)	(618,438)
Other, net	46,264	26,985
Total income (expense)	(645,304)	(591,453)

Income (loss) before income taxes	2,366,785	(5,680,680)
Provision for income taxes	(213,096)	—
Income (loss) from continuing operations	2,153,689	(5,680,680)

Loss from discontinued operations, net of tax	—	(545,592)
Loss on disposal of discontinued operations, net of tax	—	(1,157,835)
Net income (loss)	$2,153,689	$(7,384,107)
Net income (loss) %	9.8%	(49.7)%

Total revenues increased by $7,036,858 or 47.4% in 2004 from 2003. As discussed in the segment analysis that follows, this significant increase in revenues was due to strong performance by our Chemicals and Logistics segment, particularly with our line of proprietary chemicals. Currently, international sales make up approximately 15% of total revenues. We have expanded our international geographic footprint and customer base as evidenced by penetration into new markets this year in Russia, Mexico and the Middle East. We will continue to focus on growing international revenues.

Gross margin increased 67.6%, from $5,580,340 in 2003 to $9,351,658 in 2004. More importantly, gross margin as a percentage of revenues increased from 37.6% in 2003 to 42.7% in 2004. Improved margins in the Chemical and Logistics segment were primarily responsible for the improvement in margins. The gross margin is best analyzed on a segment by segment basis, discussed below, as gross margin varies significantly between operating segments and can vary significantly from year to year in certain operating segments.

Selling, general and administrative are costs not directly attributable to products sold or services rendered. Selling, general and administrative costs increased to $5,349,594 in 2004 from $4,788,749 in 2003, however decreased as a percentage of revenue. Measured as a percentage of revenue, selling, general and administrative dropped from 32.3% in 2003 to 24.4% in 2004. Significant emphasis continues to be placed on growing sales while containing selling, general and administrative costs across the organization.

Interest expense increased slightly from $618,438 in 2003 to $691,568 in 2004. The increase was caused by higher interest rates, which were offset by lower overall debt levels. The majority of our indebtedness carries a variable interest rate tied to the prime rate, adjusted on a quarterly basis.

Research and development costs increased due to expansion of our applied research facilities, including increased personnel costs. The higher personnel costs are due to increased staffing in our applied research laboratories, reflecting our strategy to continue to develop proprietary specialty chemicals. Over the years, we have made a number of technological advances, including the development of an environmentally benign line of specialty chemicals. Substantially all of the new technologies have resulted from requests and guidance from our clients, particularly major oil companies. Research and development expenditures are charged to expense as incurred. We intend to continue committing financial resources and effort to the development and acquisition of new products and services.

Based on our improved profitability, a $213,096 provision for income taxes was recorded in 2004. The provision was made for estimated state income tax and alternative minimum tax, which cannot be offset by our net operating loss carryforwards. The result of these taxes reduced earnings per share by $0.03. The effective income tax rate differs from the statutory rate primarily as a result of utilization of our net operating loss carryforwards. As of December 31, 2003, we had various net deferred tax assets made up primarily of the expected future tax benefit of net operating loss carryforwards. A valuation allowance was provided in full against these net deferred tax assets based upon the Company’s historical losses. During 2004, we reduced the valuation allowance related to the remaining net tax assets by $1,160,000. The reduction reflects our ability to utilize this amount of net deferred tax assets based on 2004 operating results. The benefit from this reduction was recorded as a decrease in current income tax provision. As of December 31, 2004, we had estimated net operating loss carryforwards which may be available to offset future taxable income of approximately $8.8 million, expiring in 2017 through 2023.

Results by Segment for the Years Ended December 31, 2004 and 2003

Chemicals and Logistics
	For the Years Ended December 31,
	2004	2003

Revenues	$17,982,880	$11,919,350
Gross margin	$7,466,881	$4,131,606
Gross margin %	41.5%	34.7%

Operating income	$4,731,486	$1,822,525
Operating margin %	26.3%	15.3%

Chemicals and Logistics revenues increased $6,063,530 or 50.9%, in 2004 compared to 2003. The increase in sales is attributable to continued increase in drilling activity and expanded market penetration in the U.S., Canada, Mexico and Russia. The most significant revenue growth relates to our environmental friendly “green” chemicals in the U.S., which have more than tripled from $1,103,680 in 2003 to $3,952,841 in 2004. CESI Chemical's focus on applied research has resulted in the penetration of new markets, continual expansion of our customer base, product portfolio and increased margins. Recently our applied research resulted in the development and subsequent sale of products to the drilling fluids industry, a new sales segment for us. CESI Chemical differentiates itself through the strength of its innovative and proprietary products, the depth of the laboratory staff, dedication to product quality, and superior customer service.

The gross margin increased from $4,131,606 in 2003 to $7,466,881 in 2004. Not only did gross margin increase, but gross margin as a percentage of revenues increased from 34.7% in 2003 to 41.5% in 2004. The increase in margin is attributable to increased sales of our novel and proprietary chemicals that command higher margins. Increased volume at our logistics facility in Raceland, Louisiana also contributed to our improved margins in 2004.

Operating income increased $2,908,961, or 160%, in 2004 compared to 2003, primarily as a result of increased sales in the Chemical division and improved gross margins in the Chemical and Logistics business unit. Expansion of our proprietary product line and customer base has driven the increase in sales and margin during 2004.

Drilling Products

	For the Years Ended December 31,
	2004	2003

Revenues	$3,315,520	$2,700,374
Gross margin	$1,592,923	$1,419,520
Gross margin %	48.0%	52.6%

Operating income	$358,649	$394,347
Operating margin %	10.8%	14.6%

Drilling Products revenues increased $615,146 or 22.8% in 2004 compared to 2003. The increase in sales was driven by product line and geographic expansion. Gross margin also increased from $1,419,520 to $1,592,923 but decreased year over year as a percentage of revenue. The decrease in gross margin percentage from 52.6% in 2003 to 48.0% in 2004 was primarily due to a shift in product sales mix.

The decision to expand this segment during 2004, both in products and geographic footprint, resulted in several one-time start-up costs. Prior to 2004, the geographic coverage primarily included the Gulf Coast of Texas and Louisiana. We actively expanded our sales efforts into West Texas, North Texas and internationally, and incurred increased sales and marketing costs as a result. Historically the segment had variations of a single product. The drilling products group introduced an integral bow spring and other bow spring tools. These tools are outsourced for manufacturing, resulting in reduced margins. Introductory pricing was lower for these new products, but has improved based on product performance.

Production Products
	For the Years Ended December 31,
	2004	2003

Revenues	$582,889	$224,707
Gross margin	$291,035	$29,214
Gross margin %	49.9%	13.0%

Operating (loss)	$(355,656)	$(5,547,601)
Operating loss %	(61.0)%	(2,468.8)%

Production Products revenues increased $358,182 in 2004 compared to 2003 as a result of the new management team expanding its customer base. Additionally, sales to Venezuela resumed marginally in 2004. Gross margin percentage also increased significantly from 13.0% in 2003 to 49.9% in 2004. We are focused on increasing total revenues in 2005 by expanding the customer and geographic base. Petrovalve is actively marketed in the U.S., Canada, Mexico, Central America, South America, the Middle East, Russia and Asia. Currently Petrovalve has representation in 18 countries.

Data provided by Petrovalve customers subsequent to valve installation indicate an increase in productions as much as 40% over prior performance of conventional valves. This improvement stems from the patented and unique design of the Petrovalve that allows greater volumes of hydrocarbons to be lifted per pump stroke.

This enables the operator the option of slowing the pump stroke rate while maintaining consistent production levels, which reduces wear on all parts of the lifting mechanism, extending the life of the entire system. The “Gas Breaker” version of the Petrovalve has been proven to be successful in eliminating “gas locking” which prior to the Gas Breaker installation completely stopped production and required workover of the well. The Petrovalve can effectively lift highly viscous oil in heavy oil or tar sand production zones.

In 2003, we fully impaired $5,120,633 of goodwill for Petrovalve based on lower than expected sales in 2003 and political instability in Venezuela.

Capital Resources and Liquidity

Capital resources and liquidity continued to improve during the first nine months of 2005. During the first nine months of 2005 we produced net income of $5.2 million and had positive cash flows from operations of $2.2 million after a reduction in working capital of $4.0 million. The improvement in cash flow is a direct result of significant improvements in operating results for our reporting units due to increased sales and operational efficiencies. Cash and cash equivalents increased $8.5 million. The September 30, 2005 balance is made up of $9.5 million of short term cash investments offset by outstanding checks in excess of bank balances of approximately $0.7 million.

Both accounts receivable and inventories increased due to increased sales levels during the first nine months of 2005. In addition, the acquisition of Spidle, Harmon and LOR contributed $2.8 million in receivables and $7.3 million in inventory as of September 30, 2005 as compared to December 31, 2004. Accounts payable decreased $0.5 million despite an increase in sales levels due to a continued effort to pay down long outstanding payables associated with professional fees and with discontinued operations, as well as faster payment to vendors to take advantage of sales discounts and increased credit from our suppliers.

Capital expenditures for the nine months ended September 30, 2005 totaled $1.4 million. Approximately $0.9 million has been spent to acquire drilling tool equipment and approximately $0.2 million has been spent to expand our research and laboratory facilities for our specialty chemicals group. In February 2005, we successfully obtained our new Senior Credit Facility with Wells Fargo. As part of the terms negotiated, we obtained approval for a capital expenditures budget of $2.0 million for 2005 which has allowed us to expand our operations. The August 2005 amendment to the Senior Credit Facility made no changes to the original terms of our capital expenditures budget.

In February 2005, we obtained the Senior Credit Facility with Wells Fargo which includes a revolving loan agreement, an equipment term loan and a real estate term loan. In August 2005, we amended the Senior Credit Facility to include an additional equipment term loan and real estate term loan. The amendment to the Senior Credit Facility also increased the maximum amount outstanding on the revolving line of credit from the lesser of (a) $6.0 million (prior to amendment: $5.0 million) or (b) the sum of 80% of eligible domestic trade accounts receivable and 50% of eligible inventory, as defined. The revolving loan agreement provides for borrowings that bear interest at prime rate plus 50 basis points. The terms are interest-only, maturing in February 2007. The original equipment term loan provides for borrowings of $7.0 million bearing interest at prime rate plus 50 basis points payable over 60 months. The additional equipment term loan provides for borrowings of $1.3 million with the same interest provision as the original equipment term loan. The original real estate term loan provides for borrowings up to $3.0 million bearing interest at prime rate. The loan is payable over 60 months, and amortized over 180 months. The additional real estate term loan provides for borrowings of $0.2 million bearing interest at prime rate with the same payment schedule as the original real estate term loan. Our bank borrowings are collateralized by substantially all of our assets.

As of September 30, 2005, we had borrowing availability under the amended Senior Credit Facility of approximately $5.3 million. Bank borrowings are subject to certain covenants and a material adverse change subjective acceleration clause. Affirmative covenants include compliance with laws, various reporting requirements, visitation rights, maintenance of insurance, maintenance of properties, keeping of records and books of account, preservation of existence of assets, notification of adverse events, ERISA compliance, joinder agreement with new subsidiaries, borrowing base audits, use of treasury management services, use of proceeds, and compliance with terms of existing Facilities note. Negative covenants include limitations associated with liens, indebtedness, change in nature of business, transactions with affiliates, investments, distributions, subordinate debt, leverage ratio, fixed charge coverage ratio, consolidated net income, prohibition of fundamental changes, asset sales and capital expenditures. As of September 30, 2005, we were in compliance with all covenants.

In addition to funding our capital requirements from business operations and borrowings, we have issued shares of our common stock, which are described below:

•	In February 2005, we issued 129,271 shares of our common stock in conjunction with the acquisition of Spidle.
•	In the February 2002 acquisition of IBS 2000, we agreed to make an "earn-out payment" based on 25% of the division’s earnings before interest and taxes for the three years ending on March 31, 2005.
•	On August 2, 2005 the remaining balance on the earnout was settled in stock as required by the original agreement, and 34,080 shares of common stock were issued.
•	In the acquisition of Harmon on August 19, 2005, we issued 35,108 shares of common stock and assumed approximately $1.0 million in liabilities as partial consideration for that acquisition.
•
The Company completed a private offering of 1,300,000 shares of common stock on August 29, 2005 at a price of $16.30 per share to 18 accredited investors. Gross proceeds from the private offering were $21.2 million; estimated costs associated with the offering were $1.4 million.

•	In the acquisition of LOR on August 31, 2005, we issued 68,001 shares of common stock.
•	For the nine months ended September 30, 2005, 4,571 stock options have been exercised by an employee, with proceeds of $30,000 paid to the Company.

We continue to actively seek acquisition or merger candidates in our core business to either decrease costs of providing products, add new products, expand our customer base, and/or expand our geographic footprint. Currently, the Company plans to stay focused on further integrating completed acquisitions and expanding within our three core segments both domestically and internationally and on integrating our recent acquisitions into our operations. In addition, we have plans to expand our existing manufacturing, warehouse and office facilities in Marlow, Oklahoma and Raceland, Louisiana.

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDERS MATTERS

Market Prices

As of July 27, 2005 our common stock began trading on the American Stock Exchange under the stock ticker symbol “FTK”. Prior to this date our common stock was traded on the OTC Bulletin Board market under the stock ticker symbol, “FLTK” or “FLTK.OB”. The following table sets forth, on a per share basis for the periods indicated, our high and low closing sales prices reported by the American Stock Exchange, as provided by Yahoo Finance and the high and low bid information on the OTC Bulletin Board. The OTC Bulletin Board quotations were provided by Yahoo Finance and reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

2005	High	Low
Third quarter ended September 30, 2005	$20.45	$9.40
Second quarter ended June 30, 2005	$7.45	$9.60
First quarter ended March 31, 2005	$4.00	$9.25

2004
Fourth quarter ended December 31, 2004	$5.00	$2.20
Third quarter ended September 30, 2004	$2.00	$1.01
Second quarter ended June 30, 2004	$1.50	$0.85
First quarter ended March 31, 2004	$1.75	$0.75

2003
Fourth quarter ended December 31, 2003	$1.30	$0.55
Third quarter ended September 30, 2003	$1.30	$0.60
Second quarter ended June 30, 2003	$1.30	$0.55
First quarter ended March 31, 2003	$1.25	$0.60

As of December 23, 2005, our closing stock price, as quoted on the American Stock Exchange, was $18.90. As of November 28, 2005, there were 8,288,618 common shares outstanding held by approximately 134 holders of record.

Dividend Policy

We have not historically paid cash dividends on our common stock. We intend to retain future earnings to meet our working capital requirements and to finance the future operations of our business. Therefore, we do not plan to declare or pay cash dividends to holders of our common stock in the foreseeable future. In addition, some of our credit agreements contain provisions that limit our ability to pay cash dividends on our common stock.

Securities Authorized for Issuance under Equity Compensation Plans

The following table summarizes information regarding our equity securities that are authorized for issuance under our long term incentive plans approved by the shareholders and under individual non-qualified and incentive stock option compensation agreements granted to key employees and directors and not submitted to the shareholders for their approval:

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options and warrants	Weighted-average exercise price of outstanding options and warrants	Number of securities remaining available for future issuance
Equity plans approved by security holders	954,914	$1.84	587,586
Equity plans not approved by security holders (1)	142,872	$9.41	—

Total	1,097,786	$2.83	587,586

(1)
Individual nonqualified and incentive stock options have been granted to five employees and directors at exercise prices equal to the fair market of our stock on the date of grant. Options are fully vested and exercisable and terminate five years after grant.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information concerning the beneficial ownership of common stock of (i) the directors, (ii) the executive officers, (iii) any person known to us to own more than 5% of our common stock and (iv) all of our current directors and executive officers as a group as of September 30, 2005. Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Act and generally includes voting or investment power with respect to securities. Except as indicated in the footnotes to the table, we believe that each shareholder possesses sole voting and investment power with respect to all of the shares of common stock owned by that holder, subject to community property laws where applicable. In computing the number of shares beneficially owned by a holder and the percentage ownership of that holder, shares of common stock underlying options or warrants that are currently exercisable within 60 days are deemed outstanding. Percentages are based on 8,288,618 shares of common stock issued and outstanding as of November 28, 2005.

Name of Beneficial Owner	Shares Owned	Right to Acquire	Total Shares	Percent of Class

Glenn S. Penny	777,915	36,500	814,415	9.8%
Jerry D. Dumas, Sr. (1)	114,238	170,492	284,730	3.4%
William R. Ziegler	298,463	63,451	361,914	4.3%
John W. Chisholm (2)	146,913	92,991	239,904	2.9%
Gary M. Pittman	10,000	72,593	82,593	1.0%
Barry E. Stewart	9,999	47,833	57,832	*
Richard O. Wilson	2,000	39,040	41,040	*
Lisa Bromiley Meier	7,624	20,000	27,624	*
TOSI, L.P. (3)	752,347	—	752,347	9.1%
1601 Elm Street, Suite 3900
Dallas, Texas 75201
All directors and officers as a group	1,367,152	542,900	1,910,052	21.6%

* Represents less than 1%.

(1)	Includes 69,498 common shares owned by Saxton River Corporation which is controlled by Mr. Dumas.
(2)	Includes 123,185 common shares and warrants to purchase 29,540 shares of common stock held by Chisholm Energy Partners LLC, of which Mr. Chisholm is a manager and member.
(3)
The sole general partner of TOSI, L.P., Pitman Property Corp., and its President and controlling person, J.W. Beavers, may also be deemed to be the beneficial owners of those shares. Pitman Property Corp. has no affiliation with Mr. Gary Pittman, a director of Flotek.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as disclosed below, in the past three years there have been no transactions, or proposed transactions, which have materially affected or will materially affect us in which any director, executive officer or beneficial holder of more than 10% of our outstanding common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest.

The Company purchased from Phoenix the manufacturing assets, inventory and intellectual property rights to produce oilfield shale shaker screens on January 28, 2005. The assets were purchased for $46,640 with a three year royalty interest on all shale shaker screens produced. Phoenix is 75% owned by Chisholm Energy Partners (“CEP”). Jerry D. Dumas, Sr., Chief Executive Officer, director and Chairman of the Company, and Dr. Glenn Penny, President and director of the Company, each have a 2-1/2% indirect ownership interest in CEP, and John Chisholm, who is also a director, has a 30% ownership interest in CEP.

On January 30, 2003, the Company entered into an agreement with Stimulation Chemicals, LLC (“SCL”) to procure raw materials as ordered by CESI, granting CESI 120 day payment terms for a 15% markup. Dr. Penny owned 37.06%, and Mr. Beall, a director of the Company until May 24, 2005, owned 62.94%, of SCL. We renegotiated repayment of the outstanding balance of $359,993 beginning September 15, 2003, with monthly principal and interest payments in the amount of $38,600, plus interest of 1% per month on the unpaid balance until paid in full. As of December 31, 2004, the outstanding balance owed to SCL was $347,333. On February 14, 2005, SCL agreed to subordinate its debt position and defer principal payments for six months in connection with our new senior credit facility, and we agreed to increase the interest rate on the note to 21% per annum.  On April 1, 2005 we retired Mr. Beall’s portion of the loan, and the remaining principal was converted into a new note to Dr. Penny, bearing a fixed interest rate of 12.5%, payable over 36 months. On September 20, 2005 we paid in full the outstanding principal balance of $128,722 and accrued interest on the promissory note to Dr. Penny.

On February 11, 2003, Mr. Dumas made a short-term loan to the Company for $135,000 to cover operating cash flow requirements. This note bore interest at 6% annually. On September 9, 2003, we refinanced the outstanding principal of $95,000 with a note bearing 10% interest per annum and providing for payments of $10,000 on October 31, 2003 and monthly payments of $5,000 thereafter until the note was paid in full. On April 5, 2005, this note was paid in full.

On July 25, 2002, we borrowed $500,000 from Oklahoma Facilities, LLC (“Facilities”), in which Dr. Glenn Penny has a minority investment interest and is an officer. On October 1, 2004, we amended the note to provide for an interest rate of prime rate plus 7.25%, and 36 monthly installments beginning January 1, 2005. On February 14, 2005, Facilities agreed to fully subordinate its outstanding debt position in connection with our new senior credit facility. On September 21, 2005 we paid in full the outstanding principal balance of $356,966 and accrued interest.

Pursuant to an arrangement which existed at the time of the merger of CESI with the Company, Dr. Penny was a personal guarantor on substantially all of the bank debt of the Company. Dr. Penny does not receive any compensation for his guaranty of Company indebtedness. Dr. Penny was removed as guarantor of the Company indebtedness pursuant to the closing of the Wells Fargo credit facility obtained by the Company in February 2005.

EXECUTIVE COMPENSATION

 The following table sets forth cash and certain other compensation paid to or earned by the Chief Executive Officer and other executive officers of the Company who earned at least $100,000 in cash compensation for the years indicated (the “Named Executive Officers”):

Summary Compensation Table
	Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Year	Salary	Bonus	Restricted Stock (1)	Securities Underlying Options

Jerry D. Dumas, Sr.	2004	$180,800	$56,600		187,500
Chairman and	2003	$162,700	$—	$75,000	209,546
Chief Executive Officer	2002	$137,600	$—		84,557

Dr. Glenn Penny	2004	$113,800	$20,400		22,000
President and	2003	$89,400	$—		—
Chief Technical Officer	2002	$93,700	$—		—

(1)
Represents a stock grant of 125,000 shares at the fair market value on the date of grant of $0.60 per share. As of December 31, 2004, the 125,000 restricted shares owed by Mr. Dumas had a fair market value of  $537,500.

No bonuses were issued during 2003 and 2002. Amounts exclude certain personal benefits, the aggregate value of which does not exceed 10% of the annual compensation shown for each person

Stock Options Granted During 2004
Name and Date of Option Grant	Options Granted	% of Total Options Granted to Employees	Exercise Price	Expiration Date

Jerry D. Dumas, Sr.
09/21/2004	125,000	36.7%	$1.70	09/21/2014
12/10/2004	62,500	18.3%	$4.25	12/10/2014

Glenn S. Penny
12/10/2004	22,000	6.5%	$4.68	12/10/2009

Aggregated Option Exercises in 2004 and December 31, 2004 Option Values
	Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In-the-Money Options at Fiscal Year End (1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Jerry D. Dumas, Sr.	157,525	221,250	$360,661	$453,000

Glenn S. Penny	36,500	35,500	$132,860	$49,140

(1) Based on the difference between the exercise price of the option and the closing price on December 31, 2004 of $4.30 per share.

There were no stock options exercised by the Named Executive Officers in 2004.

Dr. Penny was covered by an employment contract which provided for minimum compensation of $100,000 per year, which expired pursuant to its terms on January 21, 2004. Dr. Penny remains an employee of the Company.

PROPERTIES

The following table sets forth certain information with respect to our principal properties:

Location	Square Feet	Own/Lease	Use of Property

Midland, Texas	16,750	Owned	Manufacturing, Warehouse and Administrative Offices Downhole Equipment

Marlow, Oklahoma	15,500	Owned	Manufacturing Specialty Chemicals

Mason, Texas	12,000	Owned	Manufacturing Downhole Equipment

Vernal, Utah	12,000	Owned	Warehouse and Administrative Offices

Evanston, Wyoming	11,500	Owned	Manufacturing, Warehouse and Administrative Offices

Houston, Texas	9,000	Leased	Corporate Office and Warehouse

Lafayette, Louisiana	5,000	Leased	Warehouse for Downhole Equipment

Houston, Texas	5,000	Leased	Warehouse for Downhole Equipment

Raceland, Louisiana	4,000	Owned	Transload for Oilfield Services Material

Alice, Texas	3,200	Lease	Warehouse for Downhole Equipment

Denver, Colorado	1,200	Leased	Specialty Chemicals Sales Office

Raceland, Louisiana	700	Leased	Administrative Offices

We consider our facilities to be in good condition and suitable for the conduct of our business.

DESCRIPTION OF SECURITIES

We are authorized to issue 20,000,000 shares of Common Stock, par value $0.0001 per share, and 100,000 shares of preferred stock, par value $0.0001 per share. As at November 28, 2005, we had 8,288,618 shares of common stock and no shares of preferred stock outstanding.

Common Stock

The holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as our board of directors may from time to time determine. Holders of common stock will share equally on a per share basis in all dividends declared by our board of directors. Upon liquidation, dissolution or winding up of the corporation, the holders of common stock are entitled to share ratably in all net assets available for distribution to stockholders after payment to creditors. The common stock is not convertible or redeemable and has no preemptive, subscription or conversion rights. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There are no cumulative voting rights.

Preferred Stock

The board of directors is authorized, subject to any limitations imposed by law, without stockholder approval, from time to time to issue up to a total of 100,000 shares of preferred stock, in one or more series, each series to have rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as the board of directors may determine. In 2001, our board of directors designated and issued 2,089.075 shares of preferred stock as Series A Convertible Stock. No shares of Series A Convertible Stock remain outstanding, and those shares may not be reissued as Series A Convertible Stock. As of the date of this prospectus, no shares of preferred stock are issued, outstanding or currently contemplated to be issued.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Certificate of Incorporation and Bylaws provide that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, but shall be indemnified by us against all expenses and liabilities reasonably incurred in connection with services for us or on our behalf, to the fullest extent authorized by Delaware law. Those documents also authorize the board of directors to indemnify our officers, directors and agents against expenses incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of the company.

Insofar as indemnification for liabilities arising under the Securities Act might be permitted to directors, officers or persons controlling our company under the provisions described above we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

Our Audit Committee of our Board of Directors dismissed Weinstein Spira & Company as its independent and principal accountants effective February 23, 2005, and on the same day engaged the firm UHY Mann Frankfort Stein & Lipp CPAs, LLP as our new independent principal auditors.

During the two most recent fiscal years audited and the subsequent interim periods preceding its determination to change independent principal accountants, there were no disagreements with Weinstein Spira & Company on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Weinstein Spira & Company would have caused it to make reference to the subject matter of the disagreement in connection with its reports on the financial statements for such years. Neither of Weinstein Spira & Company’s reports for the past two years contained an adverse opinion or disclaimer of opinion.  The reports of Weinstein Spira & Company on the financial statements for the past two fiscal years contained an explanatory paragraph regarding the ability of our company to continue as a going concern. In addition, there were no disagreements between ourselves and our successor auditors through the date of this report.

LEGAL MATTERS

 Certain legal matters in connection with the common stock to be sold by the selling shareholders have been passed on for us by Doherty & Doherty LLP, Houston, Texas.

 EXPERTS

The financial statements as of December 31, 2004 and for the year then ended in this prospectus have been audited by UHY Mann Frankfort Stein & Lipp CPAs LLP, and the financial statements as of December 31, 2003 and for the year then ended in this prospectus have been audited by Weinstein Spira & Company, P.C. independent auditors, as indicated in their respective reports with respect thereto in reliance upon the authority of said firms as experts in giving said reports.

AVAILABLE INFORMATION

We are subject to the information requirements of the Exchange Act. Accordingly, we file reports, proxy statements and other information with the SEC. You may read and copy materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act. This prospectus does not contain all of the information, exhibits and undertakings set forth in the registration statement, certain parts of which are omitted as permitted by the rules and regulations of the SEC. For further information, please refer to the registration statement which may be read and copied in the manner and at the sources described above. You may obtain information about our company from our website at www.flotekind.com. Information on our website is not incorporated by reference into this prospectus. You may also request a copy of our filings, which we will provide at no cost, by writing to Flotek Industries, Inc. Attention: Glenn Neslony, Director of Financial Reporting, 7030 Empire Central Drive, Houston, Texas 77040, or by telephone at (713) 849-9911.

You should rely only on information contained in this document or to which we have referred you. Neither we nor the selling shareholders have authorized anyone to provide you with different or additional information. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. You should not assume that the information in the prospectus, or incorporated herein by reference, or in any prospectus supplement is accurate as of any date other than the date on the front of those documents.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	33

Independent Auditors’ Report	34

For the Nine Months Ended September 30, 2005 and 2004 (Unaudited)

Consolidated Condensed Balance Sheets	35

Consolidated Condensed Statements of Operations	36

Consolidated Condensed Statements of Cash Flows	37

Notes to Consolidated Financial Statements	38

For the Years Ended December 31, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Flotek Industries, Inc. and Subsidiaries

We have audited the accompanying Consolidated Balance Sheet of Flotek Industries, Inc. and Subsidiaries as of December 31, 2004, and the related Consolidated Statement of Operations, Changes in Stockholders’ Equity and Cash Flows for the year then ended. These Consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Flotek Industries, Inc. and Subsidiaries as of December 31, 2004, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

UHY MANN FRANKFORT STEIN & LIPP CPAs, LLP

Houston, Texas
March 30, 2005

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Flotek Industries, Inc. and Subsidiaries
Houston, Texas

We have audited the accompanying Consolidated Balance Sheet of Flotek Industries Inc. and Subsidiaries as of December 31, 2003, and the related Consolidated Statement of Operations, Changes in Stockholders’ Equity and Cash Flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Flotek Industries Inc. and Subsidiaries as of December 31, 2003, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements as of December 31, 2003 have been prepared assuming that Flotek Industries Inc. and Subsidiaries will continue as a going concern. The Company had incurred accumulated operating losses and had a working capital deficit from operations as of December 31, 2003. These conditions raised substantial doubt about the Company’s ability to continue as a going concern as of December 31, 2003. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

WEINSTEIN SPIRA & COMPANY, P.C.

Houston, Texas
March 18, 2004

FLOTEK INDUSTRIES, INC.
CONSOLIDATED CONDENSED BALANCE SHEETS

	September 30, 2005	December 31, 2004
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$8,832,769	$284,801
Restricted cash	—	37,038
Accounts receivable, net	7,565,413	3,372,236
Inventories, net	10,775,042	2,447,390
Other current assets	99,254	39,721
Total current assets	27,272,478	6,181,186

Property, plant and equipment, net	7,761,752	2,116,796
Goodwill	11,748,889	7,465,725
Intangible and other assets, net	1,701,154	193,380
	$48,484,273	$15,957,087

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,158,188	$2,641,577
Accrued liabilities	2,040,177	1,617,762
Current portion of long-term debt	2,182,109	1,136,467
Amounts due to related parties	—	466,401
Deferred tax liability	1,602,765	—
Total current liabilities	7,983,239	5,862,207

Long-term debt, less current portion	7,788,784	5,271,987
Total liabilities	15,772,023	11,134,194

Stockholders’ equity:
Common stock, $.0001 par value; 20,000,000 shares authorized; shares issued and outstanding: September 30, 2005 - 8,241,035 and December 31, 2004 - 6,670,004
	824	667
Additional paid-in capital	39,745,013	17,082,141
Accumulated deficit	(7,033,587)	(12,259,915)
Total stockholders’ equity	32,712,250	4,822,893
	$48,484,273	$15,957,087

The accompanying notes are an integral part of these consolidated condensed financial statements.

FLOTEK INDUSTRIES, INC.
CONSOLIDATED CONDENSED INCOME STATEMENTS
(UNAUDITED)

	Nine Months Ended September 30,
	2005	2004
Revenues	$36,805,438	$15,278,420

Cost of revenues	21,746,026	8,662,846
Gross profit	15,059,412	6,615,574

Expenses:
Selling, general and administrative	6,461,727	3,915,949
Depreciation and amortization	999,805	537,960
Research and development	440,863	211,401
Total expenses	7,902,395	4,665,310
Income from operations	7,157,017	1,950,264

Other income (expense):
Interest expense	(653,004)	(522,961)
Other, net	39,539	51,678
Total other income (expense)	(613,465)	(471,283)

Income before income taxes	6,543,552	1,478,981
Provision for income taxes	(1,317,224)	(100,000)
Net income	$5,226,328	$1,378,981

Basic and diluted earnings per common share:
Basic earnings per common share	$0.75	$0.21
Diluted earnings per common share	$0.67	$0.19

Weighted average common shares used in computing basic earnings per common share	6,976,915	6,656,496
Incremental common shares from stock options and warrants	865,177	646,645
Weighted average common shares used in computing diluted earnings per common share	7,842,092	7,303,141

The accompanying notes are an integral part of these consolidated condensed financial statements.

FLOTEK INDUSTRIES, INC.
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Nine Months Ended September 30,
	2005	2004
Cash flows from operating activities:
Net income	$5,226,328	$1,378,981
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	999,805	537,960
Change in assets and liabilities:
Restricted cash	37,038	—
Accounts receivable	(1,316,939)	(983,577)
Inventories	(885,852)	(488,757)
Deposits and other	(101,205)	48,318
Accounts payable	(1,967,762)	(436,035)
Accrued liabilities	406,595	633,022
Deferred tax liability	(186,501)	—
Net cash provided by operating activities	2,211,507	689,912

Cash flows from investing activities:
Acquisition earn-out payment	(153,830)	(229,633)
Acquisitions, net of cash acquired	(7,452,084)	—
Other assets	(267,890)	—
Capital expenditures	(1,425,370)	(107,393)
Net cash used in investing activities	(9,299,174)	(337,026)

Cash flows from financing activities:
Issuance of stock	19,914,598	107,800
Proceeds from borrowings	9,602,862	302,019
Repayments of indebtedness	(13,415,424)	(700,045)
Payments to related parties	(466,401)	(62,660)
Net cash provided by (used in) financing activities	15,635,635	(352,886)

Net increase in cash and cash equivalents	8,547,968	—
Cash and cash equivalents at beginning of period	284,801	—
Cash and cash equivalents at end of period	$8,832,769	$—

Supplementary schedule of non-cash investing and financing activities (See Note 3):
Fair value of net assets acquired	$17,410,757	$—
Less cash acquired	(133,674)	—
Less debt issued	(7,375,000)	—
Less equity issued	(2,449,999)	—
Acquisition, net of cash acquired	$7,452,084	$—
Supplemental disclosure of cash flow information:
Interest paid	$689,373	$531,000
Income taxes paid	$1,413,524	$—

The accompanying notes are an integral part of these consolidated condensed financial statements.

FLOTEK INDUSTRIES, INC.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Note 1 - Business and Basis of Presentation

Flotek Industries, Inc. and subsidiaries was incorporated under the laws of the Province of British Columbia on May 17, 1985. On October 23, 2001, we changed our corporate domicile to Delaware. We are engaged in the manufacturing and marketing of innovative specialty chemicals and downhole drilling and production equipment, and in the management of automated bulk material handling, loading and blending facilities. Flotek serves major and independent companies in the domestic and international oilfield service industry. Company headquarters are located in Houston, Texas, and we have operations in Texas, Oklahoma, Louisiana, Utah and Wyoming. We market our products domestically and internationally in over 20 countries.

The consolidated condensed financial statements consist of Flotek Industries, Inc. and its wholly-owned subsidiaries, collectively referred to herein as the “Company” or “Flotek”. All significant intercompany transactions and balances have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and certain assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While management believes current estimates are reasonable and appropriate, actual results could differ from these estimates.

In the opinion of management, the unaudited consolidated condensed financial statements of the Company include all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of its financial position as of September 30, 2005 and its results of operations and cash flows for the three and nine month periods ended September 30, 2005 and 2004. The consolidated condensed statement of financial position as of December 31, 2004 is derived from the December 31, 2004 audited consolidated financial statements. Although management believes the disclosures in these financial statements are adequate to make the information presented not misleading, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The results of operations and cash flow for the three and nine month periods ended September 30, 2005 are not necessarily indicative of the results to be expected for the full year.

Certain amounts for fiscal 2004 have been reclassified in the accompanying consolidated condensed financial statements to conform to the current year presentation.

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with an original maturity of three months or less.

Restricted Cash

Restricted cash serves as collateral for a standby letter of credit that provides financial assurance that the Company will fulfill its obligations related to an international contract to design and project manage the construction of a bulk handling facility in Mexico.

Inventories

Inventories consist of raw materials, work-in-process, finished goods and parts and materials used in manufacturing and construction operations. Finished goods inventories include raw materials, direct labor and production overhead. Valuation of acquired work-in-process inventory is determined based on the guidance in FAS 141 “Business Combinations” (“FAS 141”). The Company determines the value of acquired work-in-process inventories by estimating the selling prices of finished goods less the sum of (a) cost to complete, (b) costs of disposal, and (c) a reasonable profit allowance for the completing and selling effort of the Company based on profit for similar finished goods. Inventories are carried at the lower of cost or market using the weighted average cost method. The Company maintains a reserve for slow-moving and obsolete inventories, which is reviewed for adequacy on a periodic basis.

FLOTEK INDUSTRIES, INC.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Valuation of acquired property, plant and equipment is determined based on the guidance in FAS 141. The Company determines value of acquired property, plant and equipment on the lower of (a) replacement cost or (b) appraised value. The cost of ordinary maintenance and repairs is charged to operations, while replacements and major improvements are capitalized. Depreciation is provided at rates considered sufficient to depreciate the cost of the assets using the straight-line method over estimated useful lives.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds either the fair value or the estimated discounted cash flows of the assets, whichever is more readily measurable. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Goodwill and Intangible Assets

Goodwill represents the excess of the aggregate price paid by us in acquisitions over the fair market value of the tangible and identifiable intangible net assets acquired. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, “Goodwill and Other Intangible Assets”, separable intangible assets that are not deemed to have indefinite lives will be amortized over their useful lives. The Company’s other intangibles consists of patents, non-compete agreements and deferred financing costs.

Financial Instruments

The Company considers the fair value of all financial instruments (primarily accounts receivable and long-term debt) not to be materially different from their carrying values at the end of each fiscal year based on management's estimate of the collectibility of net accounts receivable and due to our ability to borrow funds under terms and conditions similar to those of our existing debt and because the majority of our debt carries a floating rate.

The Company has no off-balance sheet debt or other off-balance sheet financing arrangements. The Company has not entered into derivatives or other financial instruments.

Revenue Recognition

Revenue for product sales is recognized when all of the following criteria have been met: (i) evidence of an agreement exists, (ii) products are shipped or services rendered to the customer and all significant risks and rewards of ownership have passed to the customer, (iii) the price to the customer is fixed and determinable and (iv) collectibility is reasonably assured. Accounts receivable are recorded at that time, net of any discounts. Earnings are charged with a provision for doubtful accounts based on a current review of collectibility of the accounts receivable. Accounts receivable deemed ultimately uncollectible are applied against the allowance for doubtful accounts. Deposits and other funds received in advance of delivery are deferred until the transfer of ownership is complete.

FLOTEK INDUSTRIES, INC.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

The Materials Translogistics business unit ("MTI") recognizes revenues of its design and construction oversight contracts under the percentage-of-completion method of accounting, measured by the percentage of costs incurred to date to the total estimated costs of completion. This percentage is applied to the total estimated revenue at completion to calculate revenues earned to date. Contract costs include all direct labor and material costs and those indirect costs related to manufacturing and construction operations. General and administrative costs are charged to expense as incurred. Changes in job performance and estimated profitability, including those arising from contract bonus or penalty provisions and final contract settlements, may result in revisions to costs and income and are recognized in the period in which such revisions appear probable. All known or anticipated losses on contracts are recognized in full when such amounts become apparent. MTI bulk material transload revenue is recognized as services are performed for the customer.

Foreign Currency

The Company has sales that are denominated in currencies other than the United States dollar. In accordance with SFAS No. 52, “Foreign Currency Translation”, any foreign currency transaction gains or losses are included in the Company’s results of operations. The Company has not entered into any forward foreign exchange contracts to hedge the potential impact of currency fluctuations on our foreign currency denominated sales.

Research and Development Costs

Expenditures for research activities relating to product development and improvement are charged to expense as incurred.

Income Taxes

Income taxes are computed under the liability method. The Company provides deferred income tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts and the respective tax basis of assets and liabilities. These deferred assets and liabilities are based on enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred income tax assets to amounts which are more likely than not to be realized.

Earnings Per Share

Earnings per common share is calculated by dividing net income or loss attributable to common stockholders by the weighted average number of common shares outstanding. Dilutive income or loss per share is calculated by dividing net income or loss attributable to common stockholders by the weighted average number of common shares outstanding and dilutive effect of stock options and warrants.

Stock-Based Compensation

The Company recognizes compensation expense associated with stock-based awards under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. The difference between the quoted market price as of the date of the grant and the contractual purchase price of shares is charged to operations over the vesting period. No compensation expense has been recognized for stock options with fixed exercise prices equal to the market price of the stock on the dates of grant. The Company provides supplemental disclosure of the effect on net income (loss) and earnings (loss) per share as if the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure” had been applied in measuring compensation expense.

FLOTEK INDUSTRIES, INC.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”), issued SFAS No. 154, “Accounting Changes and Error Corrections”. The Company’s effective date for the pronouncement begins December 15, 2005. SFAS No. 154 requires that all voluntary changes in accounting principles, including corrections of errors, are retrospectively applied to prior financial statements as if that principle had always been used, unless it is impracticable to do so. When it is impracticable to calculate the effects on all prior periods, SFAS No. 154 requires that the new principle be applied to the earliest period practicable. The Company will adopt SFAS No. 154 as of December 15, 2005.

In March of 2005, the SEC staff issued Staff Accounting Bulletin No. 107 (“SAB 107”) to assist preparers by simplifying some of the implementation challenges of SFAS 123(R) while enhancing the information that investors receive. SAB 107 creates a framework that is premised on two overarching themes: (a) considerable judgment will be required by preparers to successfully implement SFAS 123(R), specifically when valuing employee stock options; and (b) reasonable individuals, acting in good faith, may conclude differently on the fair value of employee stock options. Key topics covered by SAB 107 include: (a) valuation models—SAB 107 reinforces the flexibility allowed by SFAS 123(R) to choose an option-pricing model that meets the standard’s fair value measurement objective; (b) expected volatility—SAB 107 provides guidance on when it would be appropriate to rely exclusively on either historical or implied volatility in estimating expected volatility; and (c) expected term—the new guidance includes examples and some simplified approaches to determining the expected term under certain circumstances. The Company will apply the principles of SAB 107 in conjunction with its adoption of SFAS 123(R).

In December 2004, the FASB issued SFAS No. 123(R) “Share-Based Payment”. This is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB No. 25. As noted in our stock-based compensation accounting policy described above, the Company does not record compensation expense for stock-based compensation. Under SFAS 123R, the Company will be required to measure the cost of employee services received in exchange for stock based on the grant date at fair value (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (usually the vesting period). The fair value will be estimated using an option-pricing model. Excess tax benefits, as defined in SFAS 123R, will be recognized as an addition to additional paid-in capital. The standard is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The Company is currently in the process of evaluating the impact of SFAS 123(R) on its financial statements, including different option-pricing models.

In December 2004, the FASB published the following two final FASB Staff Positions, effective immediately. SFAS No. 109-1, "Application of FASB Statement No.109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004", gives guidance on applying FASB Statement No. 109, "Accounting for Income Taxes”. SFAS No. 109-2, "Accounting and Disclosure Guidance for that Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" provides guidance on the Act's repatriation provision. The Company is in the process of reviewing the SFAS No. 109-1 and SFAS No. 109-2; however, at this time, the Company does not believe that the adoption of these standards will have a material impact on its consolidated financial position, results of operations or cash flows.

In November 2004, the FASB Emerging Issues Task Force, or EITF, reached a consensus in applying the conditions in Paragraph 42 of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations". Evaluation of whether operations and cash flows have been eliminated depends on whether (i) continuing operations and cash flows are expected to be generated, and (ii) the cash flows, based on their nature and significance, are considered direct or indirect. This consensus should be applied to a component that is either disposed of or classified as held-for-sale in fiscal periods beginning after December 15, 2004. The Company does not believe that the adoption of EITF03-13 will have a material impact on its consolidated financial position, results of operations or cash flows.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—An Amendment of ARB No. 43, Chapter 4" (SFAS No. 151). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and re-handling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Company is required to adopt SFAS No. 151 beginning on January 1, 2006. The Company is currently evaluating the effect that the adoption of SFAS No. 151 will have on its consolidated financial position, results of operations and cash flows, but does not expect SFAS No. 151 to have a material impact.

FLOTEK INDUSTRIES, INC.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Note 3 - Acquisitions

On February 14, 2005, the Company completed the purchase of Spidle Sales and Services, Inc. (“Spidle”). The consolidated condensed income statements include the results of operations of Spidle commencing January 1, 2005. A written agreement transferred effective control of Spidle to the Company as of January 1, 2005 without restrictions except those required to protect the shareholders of Spidle. Spidle is accounted for as a wholly-owned subsidiary of the Company.

The purchase price of the Spidle acquisition has been allocated to the assets acquired and liabilities assumed based on estimated fair values, following the completion of an independent appraisal and other evaluations. In accordance with SFAS No. 141, “Accounting for Business Combinations,” the excess of the net fair value of the assets acquired over the purchase price was allocated proportionately to reduce the values assigned to non-current assets in determining their fair values. In applying Statement No. 141 to the transaction, the net value of property, plant and equipment was reduced by $16.0 million. A deferred tax liability of $1.8 million was recorded as a result of the fair value of the assets for book purposes being higher than the tax basis which is carried at original cost. The total purchase price consisted of $6.1 million in cash, a $1.3 million seller note payable over three years, and 129,271 shares of the Company’s common stock.

	Appraised Investment	Application of FAS 141	Recorded Investment
Cash	$133,673	$—	$133,673
Receivables	2,495,877	—	2,495,877
Inventories	6,873,854	—	6,873,854
Deferred tax asset	74,000	—	74,000
Property, plant and equipment	17,484,818	(16,001,480)	1,483,338
Accounts payable	(927,436)	—	(927,436)
Accrued liabilities	(112,828)	—	(112,828)
Federal income taxes payable	(156,212)	—	(156,212)
Deferred tax liability	—	(1,789,266)	(1,789,266)
Less: Total purchase price	8,075,000	—	8,075,000
Excess of investment over purchase price	$17,790,746	$(17,790,746)	$—

In August 19, 2005, the Company purchased the assets of privately held Harmon’s Machine Works, Inc. (“Harmon”) a down-hole oilfield and mining tool company located in Midland, Texas, for approximately $4.9 million. The assets acquired included approximately $2.2 million of property, plant and equipment, $0.4 million in accounts receivable, $0.4 million in inventory and approximately $1.9 million in goodwill and other intangible assets. Consideration paid consisted of approximately $3.9 million in cash, $0.6 million in the Company’s common stock and the assumption of $0.4 million of net liabilities. The Company financed the acquisition utilizing an equipment term loan of $1.3 million, an acquisition loan of $1.0 million, a real estate term loan of $0.2 million and $1.3 million of a revolving credit facility (See Note 7). The assets purchased have become part of the Company’s Drilling Products segment.

FLOTEK INDUSTRIES, INC.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Additionally, on September 1, 2005, the Company purchased the assets of privately held Precision-LOR, Ltd. (“LOR”), a drilling tool rental and inspection service provider located in South Texas, for approximately $4.9 million. The assets acquired included approximately $1.4 million of equipment and approximately $3.5 million in goodwill and other intangible assets. Consideration paid consisted of approximately $3.7 million in cash and $1.2 million in the Company’s common stock. Cash proceeds from the Company’s equity issuance (See Note 8) were utilized for the purchase. The assets purchased have become part of the Company’s Drilling Products segment.

Note 4 - Inventories

The components of inventories for the period ended September 30, 2005 and December 31, 2004 were as follows:

	For the Period Ended
	September 30, 2005	December 31, 2004
Raw materials	$1,751,100	$797,430
Finished goods	9,525,941	2,107,217
Gross inventories	11,277,041	2,904,647
Less: Slow-moving and obsolescence reserve	(501,999)	(457,257)
Inventories, net	$10,775,042	$2,447,390

Additional inventory of approximately $6.9 million associated with the Spidle acquisition was recorded January 1, 2005 (see Note 3). Additional inventory of approximately $0.4 million associated with the Harmon acquisition was recorded August 19, 2005.

Note 5 - Property, Plant and Equipment

For the period ended September 30, 2005 and December 31, 2004, property, plant and equipment was comprised of the following:

	For the Period Ended
	September 30, 2005	December 31, 2004
Land	$268,594	$68,000
Buildings and leasehold improvements	3,092,477	1,990,436
Machinery and equipment	6,497,681	953,224
Equipment in progress	207,523	—
Furniture and fixtures	278,585	108,481
Transportation equipment	1,484,776	514,652
Computer equipment	427,090	424,837
Gross property, plant and equipment	12,256,726	4,059,630
Less: Accumulated depreciation and amortization	(4,494,974)	(1,942,834)
Net property and equipment	$7,761,752	$2,116,796

FLOTEK INDUSTRIES, INC.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Property, plant and equipment of approximately $1.5 million associated with the Spidle acquisition was recorded January 1, 2005 (see Note 3). Property, plant and equipment of approximately $2.2 million associated with the Harmon acquisition was recorded August 19, 2005. Additional property, plant and equipment of approximately $1.8 million associated with the LOR acquisition was recorded September 1, 2005.

Note 6 - Goodwill and Intangible Assets

In February 2002, we acquired IBS 2000, Inc., a Denver-based company engaged in the development and manufacture of environmentally neutral chemicals for the oil industry. The terms of the acquisition called for an "Earn-Out Payment" based on 25% of the division’s earnings before interest and taxes for the three one-year periods ending on March 31, 2003, 2004 and 2005. During 2004, the Company recorded additional goodwill of $320,012 associated with an earn-out for the period March 31, 2003 through December 31, 2004 to reflect additional acquisition consideration related to this agreement. In the first quarter of 2005 the Company recorded additional goodwill of $153,830 to reflect the final amount of additional acquisition consideration related to this agreement. As of July 31, 2005, $175,411 had been paid. On August 2, 2005, the remaining balance of $298,431 was settled in 34,080 shares of common stock (See Note 8).

Note 7 - Long-Term Debt

Long-term debt for the period ended September 30, 2005 and December 31, 2004 consisted of the following:

	For the Period Ended
	September 30, 2005	December 31, 2004
Senior Credit Facility
Equipment term loan (A)	$5,950,000	$—
Real estate term loan (A)	812,665	—
Amendments to Senior Credit Facility
Equipment term loan (B)	1,309,667	—
Real estate term loan (B)	223,908	—
Promissory notes to stockholders of acquired businesses, maturing December 2007 and 2008	350,000	750,000
Promissory notes to stockholders of acquired businesses, maturing February 2008	1,104,861	—
Note payable to Facilities	—	465,495
Note payable to bank maturing March 2008	—	1,365,766
Note payable to bank maturing October 2008	—	629,539
Term loan payable to bank maturing December 2007	—	536,281
Revolving line of credit, maturing September 2005	—	2,439,483
Mortgage note payable maturing December 2012	—	96,872
Other	219,792	125,018
Total	9,970,893	6,408,454
Less current maturities	(2,182,109)	(1,136,467)
Long-term debt	$7,788,784	$5,271,987

FLOTEK INDUSTRIES, INC.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Senior Credit Facility

On February 14, 2005, the Company entered into a new senior credit facility (as amended, the “Senior Credit Facility”) with Wells Fargo. The Senior Credit Facility was originally made up of a revolving line of credit, an equipment term loan and a real estate term loan.

Equipment term loan (A). The equipment term loan provides for borrowings of $7,000,000 bearing interest at prime rate plus 50 basis points payable over 60 months. This loan was utilized in the purchase of Spidle in February 2005 (See Note 3).

Real estate term loan (A). The real estate term loan provides for borrowings of $855,437 bearing interest at prime rate. The loan is payable over 60 months, and amortized over 180 months. This loan was utilized in the purchase of Spidle in February 2005 (See Note 3).

On August 19, 2005, the Company amended its Senior Credit Facility. The revolving credit line was amended and three additional loans were added (descriptions below).

Equipment term loan (B). The additional equipment term loan provides for borrowings of $1,320,000 bearing interest at prime rate plus 50 basis points payable over 60 months. This loan was specifically utilized for the purchase of Harmon in August 2005 (See Note 3).

Real estate term loan (B). The additional real estate term loan provides for borrowings of $225,000 bearing interest at prime rate. The loan is payable over 60 months, and amortized over 180 months. This loan was specifically utilized for the purchase of Harmon in August 2005 (See Note 3).

Revolving line of credit. The amended revolving line of credit provides for borrowing through February 14, 2007, bearing interest at prime rate plus 50 basis points. The prime rate was 6.75% on September 30, 2005. The maximum amount that may be outstanding under the amended line of credit is the lesser of (a) $6,000,000 (a $1,000,000 increase from the original revolving line of credit), or (b) the sum of 80% of eligible domestic trade receivables and 50% of eligible inventory, as defined. The terms are interest-only, maturing February 2007. The Company utilized the additional borrowing capacity in the purchase of Harmon in August 2005 (See Note 3). Proceeds from the Company stock offering were used to pay down this loan within the same month (See Note 8).

Acquisition loan. The acquisition loan provides for borrowings of $1,000,000 bearing interest at prime rate plus 1% payable over 17 months. This loan was specifically utilized for the purchase of Harmon in August 2005 (See Note 3). Proceeds from the Company stock offering were used to retire this loan in September 2005 (See Note 8).

Promissory notes to stockholders of acquired businesses, maturing February 2008

In conjunction with the acquisition of Spidle in February 2005, the Company issued $1,275,000 of notes payable to the seller. The notes are payable over 36 months and bear interest at 6%.

Promissory note, maturing April 2008

On January 30, 2003, the Company entered into an agreement with Stimulation Chemicals, LLC (“SCL”) to procure raw materials as ordered by CESI, granting CESI 120 day payment terms for a 15% markup. Dr. Penny owned 37.06% and Mr. Beall owned 62.94% of SCL. At that time, both owners of SCL were directors as well as principal stockholders of the Company. Dr. Penny was and is an employee and director of the Company, and Mr. Beall is a former director of the Company.  On August 27, 2003, a new agreement was executed for repayment of the outstanding balance of $359,993 beginning September 15, 2003 with monthly principal and interest payments in the amount of $38,600, plus interest of 1% per month on the unpaid balance until paid in full. As of December 31, 2004, the outstanding balance owed to SCL was $347,333. On February 14, 2005, SCL was required to fully subordinate its debt position and defer principal payments for six months in connection with the new senior credit facility. To compensate for the subordination the interest rate on the note was raised to 21%.  On April 1, 2005, 62.94% of the outstanding principal and interest was paid to Mr. Beall to retire his portion of the loan. The remaining principal was converted into a new loan with Dr. Penny, bearing a fixed interest rate of 12.5%, payable over 36 months, maturing April 2008. Proceeds from the Company stock offering were used to pay down this loan in August 2005 (See Note 8).

FLOTEK INDUSTRIES, INC.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Additionally, in August 2005, proceeds from the Company stock offering in August 2005 were utilized to pay down the notes payable to Oklahoma Facilities, LLC (“Facilities”), and a portion of the promissory notes to stockholders of CESI maturing December 2007 and 2008.

All bank borrowings are collateralized by substantially all of our assets. Bank borrowings are subject to certain financial covenants and a material adverse change subjective acceleration clause. As of September 30, 2005, the Company was in compliance with all covenants.

The Company believes the fair value of its long-term debt approximates the recorded value as of September 30, 2005, as the majority of the long-term debt carries a floating interest rate based on the prime rate.

Note 8 - Common Stock

On August 29, 2005, we completed a private offering of 1,300,000 shares of common stock at a price of $16.30 per share to 18 accredited investors. Gross proceeds from the private offering were $21,190,000; estimated costs associated with the offering were $1,381,400. Proceeds from the sale were used for general corporate purposes, strategic acquisitions, and repayment of existing indebtedness. In connection with the sale, we covenanted with the private placement investors to file a registration statement with the SEC within 60 days of the completion of the private offering, covering resale of the shares by those investors. We submitted our Form SB-2 registration statement with the SEC on October 28, 2005, within 60 days of the completion of the private offering (See Note 13).

The amount of common shares issued and outstanding is summarized as follows:

Issued and outstanding as of December 31, 2004	6,670,004
Shares issued for Spidle acquisition (See Note 3)	129,271
Shares issued for IBS 2000 “earn-out payment” (See Note 6)	34,080
Shares issued for Harmon acquisition (See Note 3)	35,108
Shares issued in private offering (See above)	1,300,000
Shares issued for LOR acquisition (See Note 3)	68,001
Stock options exercised through September 30, 2005	4,571
Issued and outstanding as of September 30, 2005	8,241,035

Note 9 - Earnings Per Share

Net income per share is calculated by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding. Diluted income per share is calculated by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding and potentially dilutive common shares. For the nine months ended September 30, 2005, 56,029 stock warrants were excluded from the computation of diluted earnings per share because the warrant exercise price of $13.13 per share was greater than the average market price of the Company’s common stock.

FLOTEK INDUSTRIES, INC.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

A reconciliation of the number of shares used for the basic and diluted earnings per share calculation is as follows:

	For the Nine Months Ended September 30,
	2005	2004
Net income	$5,226,328	$1,378,981
Weighted-average common shares outstanding	6,976,915	6,656,496
Basic earnings per common share	$0.75	$0.21
Diluted earnings per common share	$0.67	$0.19

Weighted-average common shares outstanding	6,976,915	6,656,496
Effect of dilutive securities	865,177	646,645
Weighted-average common equivalent shares outstanding	7,842,092	7,303,141

A reconciliation of the number of shares used for the basic earnings per share calculation on a pro forma basis for 2004 had the acquisition of Spidle occurred January 1, 2004 is as follows:

	For the Nine Months Ended September 30,
	2005	2004
Pro forma revenues	$36,805,438	$27,321,366
Pro forma income from operations	$7,181,853	$2,990,607
Pro forma net income	$5,251,164	$2,961,214
Pro forma weighted-average common shares outstanding	6,976,915	6,785,767
Basic earnings per common share	$0.75	$0.44

Note 10 - Stock Based Compensation Expense

The Company has elected to follow APB Opinion No. 25 in accounting for our employee stock options. Accordingly, no compensation expense is recognized in the financial statements because the exercise price of the employee stock options equals the market price of the common stock on the date of grant. If determined under SFAS No. 123, the Company’s compensation costs based on the fair value at the grant date for its stock options, net income and earnings per share would have been reduced to the following pro forma amounts:

FLOTEK INDUSTRIES, INC.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

	For the Nine Months Ended September 30,
Net income:	2005	2004
As reported	$5,226,328	$1,378,981
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(43,922)	(47,075)
Pro forma	$5,182,406	$1,331,906

Basic earnings per share:
As reported	$0.75	$0.21
Pro forma	$0.74	$0.20

Diluted earnings per share:
As reported	$0.67	$0.19
Pro forma	$0.66	$0.18

For the three months ended September 30, 2005, the Company had two stock option grants totaling 18,140, no stock option exercises and 250 stock option forfeitures. For the nine months ended September 30, 2005, the Company had four stock option grants totaling 73,140, stock option exercises totaling 4,571 and stock option forfeitures of 23,530.

Note 11 - Income Taxes

Our effective income tax rate in 2005 and 2004 differs from the federal statutory rate primarily due to state income taxes and changes in the valuation allowances due to the utilization of net operating loss carryforwards.

A valuation allowance was provided in full against our net deferred tax assets due to our uncertainty surrounding the realization of our deferred tax assets in future years. Certain Internal Revenue Code provisions may limit the use of our net operating loss carryforwards. We are currently assessing limitations on our net operating loss carryforwards, if any, on future periods. As of December 31, 2004, we had estimated net operating loss carryforwards of approximately $8.8 million, expiring in various amounts in 2017 through 2023.

Our current corporate organization structure requires us to file two separate consolidated U.S. Federal income tax returns. As a result, taxable income of one group cannot be offset by tax attributes, including net operating losses, of the other group. Accordingly, the effective tax rate in future periods may differ significantly from the expected statutory rates depending on the level of taxable income or loss for each group.

Note 12 - Related Party Transactions

On January 30, 2003, the Company entered into an agreement with Stimulation Chemicals, LLC (“SCL”) to procure raw materials as ordered by CESI, granting CESI 120 day payment terms for a 15% markup. Dr. Penny owned 37.06% and Mr. Beall owned 62.94% of SCL. At that time, both owners of SCL were directors as well as principal stockholders of the Company. Dr. Penny was and is an employee of the Company, and Mr. Beall is a former director of the Company.  On August 27, 2003, a new agreement was executed for repayment of the outstanding balance of $359,993 beginning September 15, 2003 with monthly principal and interest payments in the amount of $38,600, plus interest of 1% per month on the unpaid balance until paid in full. As of December 31, 2004, the outstanding balance owed to SCL was $347,333. On February 14, 2005, SCL was required to fully subordinate its debt position and defer principal payments for six months in connection with the new senior credit facility. To compensate for the subordination, the interest rate on the note was raised to 21%.  On April 1, 2005, 62.94% of the outstanding principal and interest was paid to Mr. Beall to retire his portion of the loan. The remaining principal was converted into a new loan with Dr. Penny, bearing a fixed interest rate of 12.5%, payable over 36 months, maturing April 2008. In September 2005 the loan with Dr. Penny was paid down with proceeds from the Company’s private offering (See Note 8).

FLOTEK INDUSTRIES, INC.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

On July 25, 2002, we borrowed $500,000 under a promissory note from Facilities. One of the Company’s officers, who is also a director and principal stockholder, has a minority investment interest in and is an officer of Facilities. The majority of the note is secured by specific Petrovalve inventory. The note was amended on October 1, 2004, bearing interest at the prime rate plus 7.25%, payable in 36 monthly installments beginning January 1, 2005. On February 14, 2005, Facilities was required to fully subordinate its outstanding debt position in connection with the new senior credit facility. In September 2005 the promissory note with Facilities was paid down with proceeds from the Company’s private offering (See Note 8).

The Company purchased from Phoenix E&P Technology, LLC ("Phoenix"), its manufacturing assets, inventory and intellectual property rights to produce oilfield shale shaker screens on January 28, 2005. The assets were purchased for $46,640 with a three-year royalty interest on all shale shaker screens produced. Phoenix is 75% owned by Chisholm Energy Partners (“CEP”). Jerry D. Dumas, Sr., our Chief Executive Officer and Chairman, and Dr. Glenn Penny each have a 2-1/2% indirect ownership interest in CEP, and John Chisholm, a director of Flotek, has a 30% ownership interest in CEP. No royalties were earned during the first nine months of 2005.

Note 13 - Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The Company has four principal operating segments, which are the design, manufacturing, operating, service and marketing of (i) specialty chemicals, (ii) downhole drilling tools, (iii) downhole production tools and (iv) automated bulk handling systems. These operating segments were determined based on the nature of the products and services offered.

The Company has determined that there are three reportable segments:

•
The Chemicals and Logistics segment is made up of two business units. The CESI Chemical business unit designs, develops, manufactures packages and sells chemicals used by oilfield service companies in oil and gas well drilling, cementing, stimulation and production. The Materials Translogistics business unit manages automated bulk material handling, loading facilities, and blending capabilities for oilfield service companies.

•	The Drilling Products segment rents, inspects, manufactures and markets downhole drilling equipment for the energy, mining, water well and industrial drilling sectors.

•	The Production Products segment manufactures and markets the Petrovalve line of downhole pump components.

The Company evaluates performance based on several factors, of which the primary financial measure is business segment income before taxes. The accounting policies of the business segments are the same as those described in “Note 2: Summary of Significant Accounting Policies.” Inter-segment sales are accounted for at fair value as if sales were to third parties and are eliminated in the consolidated financial statements.

Summarized financial information concerning the segments for the three and nine months ending September 30, 2005 and 2004 is show in the following tables (in thousands):

	Chemicals and Logistics	Drilling Products	Production Products	Corporate and Other	Total
Nine months ended September 30, 2005
Net revenues to external customers	$20,920	$14,978	$907	$—	$36,805
Income (loss) from operations	$5,598	$3,355	$33	$(1,829)	$7,157

Nine months ended September 30, 2004
Net revenues to external customers	$12,377	$2,607	$294	$—	$15,278
Income (loss) from operations	$3,224	$382	$(330)	$(1,326)	$1,950

Total assets by reportable segment were as follows (in thousands):

	For the Period Ended
	September 30, 2005	December 31, 2004
Chemicals and Logistics	$14,538	$12,837
Drilling Products	24,315	868
Production Products	1,255	1,467
Corporate and Other	8,376	785
Total Assets	$48,484	$15,957

FLOTEK INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS

	For the Years Ended December 31,
	2004	2003
ASSETS

Current assets:
Cash and cash equivalents	$284,801	$—
Restricted cash	37,038	—
Accounts receivable, net	3,372,236	1,977,926
Inventories, net	2,447,390	1,905,070
Other current assets	39,721	113,326
Total current assets	6,181,186	3,996,322

Property, plant and equipment, net	2,116,796	2,644,860
Goodwill	7,465,725	7,145,713
Intangible assets, net	193,380	183,443
Total assets	$15,957,087	$13,970,338

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,641,577	$2,961,805
Accrued liabilities	1,617,762	623,006
Notes payable	—	3,482,325
Current portion of long-term debt	1,136,467	1,596,221
Amounts due to related parties	466,401	581,151
Total current liabilities	5,862,207	9,244,508

Long-term debt	5,271,987	2,165,726

Stockholders’ equity:
Preferred stock, $.0001 par value, 100,000 shares authorized, no shares issued	—	—
Common stock, $.0001 par value, 20,000,000 shares authorized, 6,670,004 and 6,521,670 shares issued and outstanding as of December 31, 2004 and 2003, respectively	667	652
Additional paid-in capital	17,082,141	16,973,056
Accumulated deficit	(12,259,915)	(14,413,604)
Total stockholders’ equity	4,822,893	2,560,104
Total liabilities and stockholders’ equity	$15,957,087	$13,970,338

The accompanying notes are an integral part of these consolidated financial statements.

FLOTEK INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2004	2003
Revenues	$21,881,289	$14,844,431

Cost of revenues	12,529,631	9,264,091
Gross margin	9,351,658	5,580,340

Expenses:
Selling, general and administrative	5,349,594	4,788,749
Goodwill impairment	—	5,120,633
Depreciation and amortization	689,901	713,531
Research and development	300,074	46,654
Total expenses	6,339,569	10,669,567
Income (loss) from operations	3,012,089	(5,089,227)

Other income (expense):
Interest expense	(691,568)	(618,438)
Other income (expense), net	46,264	26,985
Total income (expense)	(645,304)	(591,453)

Income (loss) before income taxes	2,366,785	(5,680,680)
Provision for income taxes	(213,096)	—
Income (loss) from continuing operations	2,153,689	(5,680,680)

Loss from discontinued operations, net of tax	—	(545,592)
Loss on disposal of discontinued operations, net of tax	—	(1,157,835)
Net income (loss)	$2,153,689	$(7,384,107)
Net income (loss) %	9.8%	(49.7)%

Basic and diluted earnings (loss) per common share from:
Continuing operations	$0.32	$(0.95)
Discontinued operations	—	(0.09)
Disposal of discontinued operations	—	(0.19)
Basic earnings (loss) per common share	$0.32	$(1.23)
Diluted earnings (loss) per common share	$0.31	$(1.23)
Weighted average common shares used in computing basis earnings (loss) per common share	6,659,395	5,976,237
Incremental common shares from stock options	353,742	—
Weighted average common shares used in computing diluted earnings (loss) per common share	7,013,137	5,976,237

The accompanying notes are an integral part of these consolidated financial statements.

FLOTEK INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Equity

Balance at December 31, 2002	5,521,670	$552	$16,373,156	$(7,029,497)	$9,344,211

Common stock issued for compensation ($0.60 per share)	125,000	12	74,988	—	75,000

Common stock issued for cash ($0.60 per share)	875,000	88	524,912	—	525,000

Net loss	—	—	—	(7,384,107)	(7,384,107)

Balance at December 31, 2003	6,521,670	652	16,973,056	(14,413,604)	2,560,104

Common stock issued for cash ($0.75 per share)	133,334	13	99,987	—	100,000

Stock options exercised	15,000	2	9,098	—	9,100

Net income	—	—	—	2,153,689	2,153,689

Balance at December 31, 2004	6,670,004	$667	$17,082,141	$(12,259,915)	$4,822,893

The accompanying notes are an integral part of these consolidated financial statements.

FLOTEK INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2004	2003
Cash flows from operating activities:
Net income (loss) from continuing operations	$2,153,689	$(5,680,680)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	689,901	713,531
Goodwill impairment	—	5,120,633
Stock compensation expense	—	75,000
Bad debt expense	—	12,943
Loss on sale of fixed assets	—	2,756
Change in assets and liabilities:
Accounts receivable	(1,394,310)	43,512
Inventories	(542,320)	(351,840)
Other current assets	73,605	84,729
Accounts payable and accrued liabilities	418,282	1,028,340
Net cash provided by (used in) continuing operations	1,398,847	1,048,924
Net cash provided by (used in) discontinued operations	—	(1,086,181)
Net cash provided by (used in) operating activities	1,398,847	(37,257)

Cash flows from investing activities:
Acquisition earn-out payment	(100,804)	—
Proceeds from sale of assets	—	8,924
Other long-term assets	(58,666)	—
Capital expenditures	(113,108)	(575,260)
Net cash provided by (used in) investing activities	(272,578)	(566,336)

Cash flows from financing activities:
Issuance of stock for cash	109,100	525,000
Proceeds from borrowings	302,019	359,001
Repayments of indebtedness	(1,137,837)	(664,997)
Payments to related parties	(114,750)	(80,940)
Proceeds from related parties	—	561,199
Net cash provided by (used in) financing activities from continuing operations	(841,468)	699,263
Net cash provided by (used in) financing activities from discontinued operations	—	(95,670)
Net cash provided by (used in) financing activities	(841,468)	603,593

Net increase in cash and cash equivalents	284,801	—
Cash and cash equivalents at beginning of year	—	—
Cash and cash equivalents at end of year	$284,801	$—

FLOTEK INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2004	2003

Supplemental schedule of noncash investing activities:
Earn-out payment, net	$219,208	$—

Supplemental disclosures of cash flow information:
Cash paid for interest	$687,405	$564,165

Cash paid for income taxes	$74,956	$—

The accompanying notes are an integral part of these consolidated financial statements.

FLOTEK INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Business and Basis of Presentation

Flotek Industries, Inc. was originally incorporated under the laws of the Province of British Columbia on May 17, 1985. On October 23, 2001, we changed our corporate domicile to Delaware. We are a provider of oilfield service products including specialty chemicals, bulk material logistics, downhole drilling products and downhole production products.

The consolidated financial statements consist of Flotek Industries, Inc. and its subsidiaries, all of which are wholly-owned. All significant intercompany transactions and balances have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and certain assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While management believes current estimates are reasonable and appropriate, actual results could differ from these estimates.

Certain amounts for 2003 have been reclassified in the accompanying consolidated financial statements to conform to the current year presentation.

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

We consider all short-term investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2003, cash overdraft of $518,547 was included in accounts payable in the consolidated balance sheet.

Restricted Cash

As of December 31, 2004, we had $37,038 of restricted cash which serves as collateral for a standby letter of credit that provides financial assurance that we will fulfill our obligations related to an international contract to design and project manage the construction of a bulk handling facility in Mexico.

Inventories

Inventories consist of raw materials, finished goods, and parts and materials used in manufacturing and construction operations. Finished goods inventories include raw materials, direct labor and production overhead. Inventories are carried at the lower of cost or market using the weighted average cost method. The Company maintains a reserve for slow-moving and obsolete inventories, which is reviewed for adequacy on a periodic basis.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. The cost of ordinary maintenance and repairs is charged to operations, while replacements and major improvements are capitalized. Depreciation or amortization is provided at rates considered sufficient to amortize the cost of the assets using the straight-line method over the following estimated useful lives:

Buildings and leasehold improvements	3-24 years
Machinery and equipment	2-3 years
Furniture and fixtures	3-7 years
Transportation equipment	3 years
Computer equipment	3-5 years

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds either the fair value or the estimated discounted cash flows of the assets, whichever is more readily measurable. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Goodwill and Intangible Assets

Goodwill represents the excess of the aggregate price paid by us in acquisitions over the fair market value of the tangible and identifiable intangible net assets acquired. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, “Goodwill and Other Intangible Assets” separable intangible assets that are not deemed to have indefinite lives will be amortized over their useful lives.

Financial Instruments

We consider the fair value of all financial instruments (primarily long-term debt) not to be materially different from their carrying values at the end of each fiscal year based on management's estimate of our ability to borrow funds under terms and conditions similar to those of our existing debt and because the majority of our debt carries a floating rate.

We have no off-balance sheet debt or other off-balance sheet financing arrangements. We have not entered into derivatives or other financial instruments.

Revenue Recognition

Revenue for product sales is recognized when all of the following criteria have been met: (i) evidence of an agreement exists, (ii) products are shipped or services rendered to the customer and all significant risks and rewards of ownership have passed to the customer, (iii) the price to the customer is fixed and determinable and (iv) collectibility is reasonably assured. Accounts receivable are recorded at that time, net of any discounts. Earnings are charged with a provision for doubtful accounts based on a current review of collectibility of the accounts receivable. Accounts receivable deemed ultimately uncollectible are applied against the allowance for doubtful accounts. Deposits and other funds received in advance of delivery are deferred until the transfer of ownership is complete. Our Materials Translogistics business unit ("MTI") recognizes revenues of its design and construction oversight contracts under the percentage-of-completion method of accounting, measured by the percentage of costs incurred to date to the total estimated costs of completion. This percentage is applied to the total estimated revenue at completion to calculate revenues earned to date. Contract costs include all direct labor and material costs and those indirect costs related to manufacturing and construction operations. General and administrative costs are charged to expense as incurred. Changes in job performance and estimated profitability, including those arising from contract bonus or penalty provisions and final contract settlements, may result in revisions to costs and income and are recognized in the period in which such revisions appear probable. All known or anticipated losses on contracts are recognized in full when such amounts become apparent. MTI bulk material transload revenue is recognized as services are performed for the customer.

 Foreign Currency

We have sales that are denominated in currencies other than the United States dollar. Any foreign currency transaction gains or losses are included in our results of operations. We have not entered into any forward foreign exchange contract to hedge the potential impact of currency fluctuations on our foreign currency denominated sales.

Research and Development Costs

Expenditures for research activities relating to product development and improvement are charged to expense as incurred.

Income Taxes

Income taxes are computed under the liability method. We provide deferred income tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts and the respective tax basis of assets and liabilities. These deferred assets and liabilities are based on enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred income tax assets to amounts which are more likely than not to be realized.

Earnings Per Share

Earnings per common share is calculated by dividing net income or loss attributable to common stockholders by the weighted average number of common shares outstanding. Dilutive income or loss per share is calculated by dividing net income or loss attributable to common stockholders by the weighted average number of common shares outstanding and dilutive effect of stock options. Outstanding options and warrants of 713,873 for the year ended December 31, 2003 were not included in the computation of diluted earnings per share, since to do so would have been antidilutive.

Stock-Based Compensation

We recognize compensation expense associated with stock-based awards under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. The difference between the quoted market price as of the date of the grant and the contractual purchase price of shares is charged to operations over the vesting period. No compensation expense has been recognized for stock options with fixed exercise prices equal to the market price of the stock on the dates of grant. We provide supplemental disclosure of the effect or net income (loss) and earnings (loss) per share as if the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure” had been applied in measuring compensation expense.

We have elected to follow APB Opinion No. 25 in accounting for our employee stock options. Accordingly, no compensation expense is recognized in our financial statements because the exercise price of our employee stock options equals the market price of our common stock on the date of grant. If under SFAS No. 123  we determined compensation costs based on the fair value at the grant date for its stock options, net income (loss) and earnings (loss) per share would have been reduced to the following pro forma amounts:

	For the Years Ended December 31,
	2004	2003
Net income (loss) from continuing operations:
As reported	$2,153,689	$(5,680,680)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(376,257)	(65,946)
Pro forma	$1,777,432	$(5,746,626)

Basic earnings (loss) per share:
As reported	$0.32	$(0.95)
Pro forma	$0.27	$(0.96)

Diluted earnings (loss) per share:
As reported	$0.31	$(0.95)
Pro forma	$0.25	$(0.96)

The weighted-average estimated fair value of stock options granted during 2004 and 2003 was $2.22 and $0.39 per share, respectively. These amounts were determined using the Black-Scholes option-pricing model, which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, the expected dividend payments, and the risk-free interest rate over the expected life of the option. The assumptions used in the Black-Scholes model were as follows for stock options granted in 2004 and 2003:

	For the Years Ended December 31,
	2004	2003
Risk-free interest rate	3.82% - 4.38%	4.2%
Expected volatility of common stock	50%	50%
Expected life of options	10 years	10 years
Vesting period	0 - 4 years	3 years

The Black-Scholes option valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully-transferable. Because option valuation models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options, and our options do not have the characteristics of traded options, the option valuation models do not necessarily provide a reliable measure of the fair value of its options.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R “Share-Based Payment”. This is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB No. 25. As noted in our stock-based compensation accounting policy described above, we do not record compensation expense for stock-based compensation. Under SFAS 123R, we will be required to measure the cost of employee services received in exchange for stock based on the grant date at fair value (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (usually the vesting period). The fair value will be estimated using an option-pricing model. Excess tax benefits, as defined in SFAS 123R, will be recognized as an addition to additional paid-in capital. The standard is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. We are currently in the process of evaluating the impact of SFAS 123R on our financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”),“Consolidation of Variable Interest Entities”. FIN 46 clarifies the application of Accounting Research Bulletin ("ARB") No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued FIN 46R which revised certain provisions in the original interpretation and permitted multiple effective dates based upon the nature and formation date of the variable interest entity. Adoption of the provisions of FIN 46R did not have any impact on our financial position, results of operations or cash flows as all of our subsidiaries are wholly-owned.

In December 2004, the FASB published the following two final FASB Staff Positions, effective immediately. SFAS No. 109-1, "Application of FASB Statement No.109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004," giving guidance on applying FASB Statement No. 109, "Accounting for Income Taxes to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004". SFAS No. 109-2, "Accounting and Disclosure Guidance for that Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" provides guidance on the Act's repatriation provision. We are in the process of reviewing the SFAS No. 109-1 and SFAS No. 109-2; however, at this time, we do not believe that the adoption of these standards will have a material impact on our consolidated financial position, results of operations or cash flows.

In November 2004, the FASB Emerging Issues Task Force, or EITF, reached a consensus in applying the conditions in Paragraph 42 of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations". Evaluation of whether operations and cash flows have been eliminated depends on whether (i) continuing operations and cash flows are expected to be generated, and (ii) the cash flows, based on their nature and significance, are considered direct or indirect. This consensus should be applied to a component that is either disposed of or classified as held-for-sale in fiscal periods beginning after December 15, 2004. We do not believe that the adoption of EITF 03-13 will have a material impact on our consolidated financial position, results of operations or cash flows.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—An Amendment of ARB No. 43, Chapter 4" SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by us in the first quarter of fiscal 2006, beginning on January 1, 2006. We are currently evaluating the effect that the adoption of SFAS No. 151 will have on our consolidated financial position, results of operations and cash flows but do not expect SFAS No. 151 to have a material impact.

Note 3 - Discontinued Operations

During the third quarter of 2003, our Equipment Specialties (“ESI”) reporting unit, which designed, manufactured and rebuilt specialized cementing and stimulation equipment, was discontinued and the assets were sold to Special Equipment Manufacturing, Inc. (“SEM”), an unrelated party for $60,000 in cash. In connection therewith, we assigned ESI’s facility lease with Oklahoma Facilities, LLC (“Facilities”) to SEM, thus eliminating our future liability lease obligation. To effect this assignment, we agreed to pay Facilities an additional $91,000 of rent for the 17 month rental period beginning March 1, 2002 and ending July 31, 2003 in six equal installments beginning November 15, 2003.

The Equipment Specialties Division is accounted for as a discontinued operation and therefore, the results of its operations and its cash flows have been removed from our results of continuing operations for all periods presented. In connection with the discontinuance of ESI, we recognized a net loss from discontinued operations of $545,592 and net loss from disposal of discontinued operations of $1,157,835.

Note 4 - Accounts Receivable

Prior to December 31, 2003, we had approximately $1,227,000 of accounts receivable from a customer in Venezuela, all of which arose from goods shipped in the first half of 2002. The ultimate customer for these goods was Petróleos de Venezuela S.A. (“PDVSA”), the national oil company of Venezuela. PDVSA delayed acceptance of the majority of the goods shipped due to the political unrest and oil and gas industry work curtailment in Venezuela and had not taken delivery of the products from our customer as of December 31, 2003. We reversed the $1,227,000 of accounts receivable and the associated reserve for doubtful accounts for $878,000 as of December 31, 2003 that had been recorded during 2002. Ownership of the inventory was transferred back to us and recorded at its original cost basis of $350,000 in finished goods.

Note 5 - Inventories

The components of inventories as of December 31, 2004 and 2003 were as follows:

	For the Years Ended December 31,
	2004	2003

Raw materials	$797,430	$363,409
Finished goods	2,107,217	2,033,015
Gross inventories	2,904,647	2,396,424
Less slow-moving and obsolescence reserve	457,257	491,354
Inventories, net	$2,447,390	$1,905,070

Raw materials and finished goods inventories increased due to increased sales within our Chemicals business. The higher sales volumes have resulted in volume purchases of raw materials to take advantage of pricing discounts. Included in finished goods inventories as of December 31, 2004 and 2003 is approximately $320,000 and $350,000, respectfully, in carrying value of Petrovalve downhole pump valves which were previously sold to PDVSA in the first quarter of 2002. See Note 3 of the Notes to Consolidated Financial Statements.

Note 6 - Property, Plant and Equipment

As of December 31, 2004 and 2003, property, plant and equipment was comprised of the following:

	For the Years Ended December 31,
	2004	2003

Land	$68,000	$68,000
Buildings and leasehold improvements	1,990,436	1,954,254
Machinery and equipment	953,224	942,129
Furniture and fixtures	108,481	89,981
Transportation equipment	514,652	470,416
Computer equipment	424,837	415,833
Gross property, plant and equipment	4,059,630	3,940,613
Less accumulated depreciation and amortization	1,942,834	1,295,753
Net property and equipment	$2,116,796	$2,644,860

Note 7 - Goodwill and Intangible Assets

In February 2002, we acquired IBS 2000, Inc., a Denver-based company engaged in the development and manufacture of environmentally neutral chemicals for the oil industry. The terms of the acquisition called for an "Earn-Out Payment" based on twenty-five percent of the division’s earnings before interest and taxes for the three one-year periods ending on March 31, 2003, 2004 and 2005. During 2004, the Company recorded additional goodwill of $320,012 associated with earn-out for the period March 31, 2003 through December 31, 2004, to reflect additional acquisition consideration related to this agreement. As of December 31, 2004, $100,804 had been paid. The remainder will be paid and is reflected as accrued liabilities in the accompanying financial statements.

We evaluate the carrying value of goodwill during the fourth quarter of each year and on an interim basis, if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (i) a significant adverse change in legal factors or in business climate, (ii) unanticipated competition, or (iii) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. The fair value of the reporting unit is estimated using a combination of the income, or discounted cash flows approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit’s goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. The Company’s evaluation of goodwill completed during 2004 resulted in no impairment losses.

We conducted a goodwill impairment assessment during the fourth quarter of 2003 for the Petrovalve reporting unit within the Downhole Production Products segment. There was approximately $5.1 million of goodwill attributable to this segment, all relating to the Petrovalve reporting unit. Our evaluation concluded the entire $5.1 million of goodwill was impaired. Consequently, we recognized a goodwill impairment of $5,120,633 in 2003.

The following is a reconciliation of goodwill by segment:

	Chemical & Logistics	Downhole Production Products	Total

Balance as of December 31, 2002	$7,145,713	$5,120,633	$12,266,346
Goodwill impairment	—	(5,120,633)	(5,120,633)
Balance as of December 31, 2003	$7,145,713	$—	$7,145,713
Earn-out payment	320,012	—	320,012
Balance as of December 31, 2004	$7,465,725	$—	$7,465,725

Intangible assets are comprised of the following:

For the Years Ended December 31,
2004		2003
Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization

Patents	$308,826	$148,622	$281,434	$129,331
Other Intangibles	137,640	104,464	104,464	73,124
Total	$446,466	$253,086	$385,898	$202,455

	Aggregate Amortization Expense for the Years Ended December 31,
	2004	2003

Patents	$17,389	$27,232
Other Intangibles	31,340	42,032
Total	$48,729	$69,264

The following is a schedule of estimated amortization expense:

For the Years Ended December 31,
2005	$19,500
2006	$19,500
2007	$19,500
2008	$19,500
2008	$19,522
2009 and beyond	$62,683

Note 8 - Notes Payable

Notes payable as of December 31, 2004 and 2003 consisted of the following:

	For the Years Ended December 31,
	2004	2003
Revolving line of credit payable to bank, secured by accounts receivable and inventory, bearing interest at the prime rate (5.25% at December 31, 2004) plus 4.25%, due September 2005, with maximum borrowings of $2,553,983 (1)	$—	$2,250,948
Note payable to Facilities, secured by accounts receivable, bearing interest at the prime rate plus 7.25%, due July 2005 (2)	—	495,780
Note payable to bank, bearing interest at prime rate plus 3.75%, payable in monthly installments of $16,005 including interest, due in October 2008 (3)	—	735,597

Total notes payable	$—	$3,482,325

(1)
We had a revolving line of credit with a bank for the lesser of (a) $2,553,968, or (b) the sum of 60% of eligible domestic trade accounts receivable and 60% of eligible inventory, as defined. The line of credit expires in September 2005, unless extended. Borrowings under the line of credit bear interest (9.50% at December 31, 2004) at the prime rate plus 4.25%. All borrowings are collateralized by substantially all our assets. The outstanding balance on the line of credit was $2,439,483 and $2,250,948 at December 31, 2004 and 2003, respectively. Borrowings under the line are subject to certain financial covenants and a material adverse change subjective acceleration clause. As of December 31, 2004, we were in compliance with all covenants. On February 14, 2005, we entered into a Revolving Loan Agreement (the Loan Agreement) with Wells Fargo Bank, N.A. which replaced the above mentioned line of credit. The Loan Agreement provides for borrowings through February 14, 2007. Borrowings will bear interest at prime rate plus 50 basis points. The Loan Agreement pays interest only and matures in February 2007. Based on the new maturity date, amounts were reclassed to long-term debt. See Note 9 - Long-Term Debt.

(2)
On July 25, 2002, we borrowed $500,000 under a promissory note from Facilities. An officer of ours, who is also a director and principal shareholder, has a minority investment interest in and is an officer of Facilities. The note was amended on October 1, 2004 bearing interest at the prime rate plus 7.25%, payable in 36 monthly installments beginning January 1, 2005. Based on the new maturity date, amounts were reclassed to long-term debt. See Note 9 - Long-Term Debt.

(3)
The note that matured on September 30, 2004 was renewed by the bank on October 1, 2004 bearing interest at the prime rate plus 3.75%, a reduction from the original interest rate of prime plus 4.25%, with a maturity in October 2008.  This amount was reclassed to long-term debt. See Note 9 - Long-Term Debt.

Note 9 - Long-Term Debt

Long-term debt as of December 31, 2004 and 2003, consisted of the following:

	For the Years Ended December 31,
	2004	2003
Revolving line of credit payable to bank, secured by accounts receivable and inventory, bearing interest at the prime rate (5.25% at December 31, 2004) plus 4.25%, due in September 2005, with maximum borrowings of $2,553,983 (1)	$2,439,483	$—
Note payable to Facilities, secured by accounts receivable, bearing interest at the prime rate plus 7.25%, due in monthly installments through December 2007 (2)	465,495	—
Promissory note to stockholder and employee of acquired businesses, unsecured, bearing interest at 9% payable quarterly, due in annual installments through December 2008 (3)	350,000	400,000
Promissory notes to stockholder and employee of acquired businesses, unsecured, bearing interest at 9% payable quarterly, due in annual installments through December 2007 (4)	400,000	400,000
Note payable to bank, bearing interest at the prime rate (5.25% at December 31, 2004) plus 1%, due in monthly installments through March 2008	1,365,766	1,726,320
Note payable to bank, bearing interest at prime rate plus 3.75%, due in monthly installments through October 2008 (5)	629,539	—
Term loan payable to bank, bearing interest at the prime rate plus 4.25%, payable in monthly installments due December 2007	536,281	681,852
Note payable to bank, bearing interest at the prime rate plus 1%, due in monthly installments through November 2004	—	176,030
Mortgage note secured by a first lien on property, payable to Marvin E. Eckert, Jr. and Wanda Eckert, bearing interest at 10%, due in monthly installments through December 2012	96,872	104,410
Note payable to Bauer & Skloss, LLP, bearing interest at 10% annually, due in monthly installments through March 2005	25,941	100,000
Note payable to Duncan Area Economic Development Foundation, unsecured, interest at 6%, due in monthly installments through May 2006	27,913	48,219
Secured vehicle and other equipment loans	71,164	125,116
Total	6,408,454	3,761,947
Less current maturities	1,136,467	1,596,221
Long-term debt	$5,271,987	$2,165,726

(1)
We had a revolving line of credit with a bank for the lesser of (a) $2,553,968, or (b) the sum of 60% of eligible domestic trade accounts receivable and 60% of eligible inventory, as defined. The line of credit expires in September 2005, unless extended. Borrowings under the line of credit bear interest (9.50% at December 31, 2004) at the prime rate plus 4.25%. All borrowings are collateralized by substantially all our assets. The outstanding balance on the line of credit was $2,439,483 and $2,250,948 at December 31, 2004, and December 31, 2003, respectively. Borrowings under the line are subject to certain financial covenants and a material adverse change subjective acceleration clause. As of December 31, 2004, we were in compliance with all covenants. On February 14, 2005, we entered into a Revolving Loan Agreement (the Loan Agreement) with Wells Fargo Bank, N.A. which replaced the above mentioned line of credit. The Loan Agreement provides for borrowings through February 14, 2007 (the Maturity Date). Borrowings will bear interest at prime rate plus 50 basis points. The maximum amount that may be outstanding under the Loan Agreement is the lesser of (a) $5,000,000 or (b) the sum of 80% of eligible domestic trade accounts receivable and 50% of eligible inventory, as defined. The terms are interest-only, maturing in February 2007. Based on the new maturity date, amounts were reclassed from Notes Payable. See Note 8 - Notes Payable.

(2)
On July 25, 2002, we borrowed $500,000 under a promissory note from Facilities. An officer of ours, who is also a director and principal stockholder, has a minority investment interest in and is an officer of Facilities. The note was amended on October 1, 2004 bearing interest at the prime rate plus 7.25%, payable in 36 monthly installments beginning January 1, 2005. Based on the new maturity date, amounts were reclassed from Notes Payable. See Note 8 - Notes Payable.

(3)
Effective December 31, 2004 a forbearance agreement was signed to defer $150,000 of the $200,000 payment due on December 31, 2004, with no interest penalty. The remaining payments set forth in the original promissory note were extended to be paid in annual installments of $100,000 in 2005, 2006, 2007 with a final payment of $50,000 due on or before December 31, 2008.

(4)
Effective December 31, 2004 a forbearance agreement was signed to the $200,000 payment due on December 31, 2004, with no interest penalty. The remaining payments set forth in the original promissory note were extended to be paid in installments of $100,000 due on or before February 10, 2005, December 31, 2005, December 31, 2006 and December 31, 2007.

(5)
The note matured September 30, 2004 was renewed by the bank on October 1, 2004 bearing  interest at the prime rate plus 3.75%, a reduction from the original interest rate of prime plus 4.25%, with a maturity in October 2008. This amount was reclassed from Notes Payable.

All bank borrowings are collateralized by substantially all of our assets. Bank borrowings are subject to certain financial covenants and a material adverse change subjective acceleration clause. As of December 31, 2004, we were in compliance with all covenants. During the year ended December 31, 2004, we had not received any notices of default or acceleration from any of our lenders.

We believe the fair value of our long-term debt approximates the recorded value at December 31, 2004, as the majority of the long-term debt carries a floating interest rate based on prime.

On February 14, 2005, we entered into an Equipment Term Loan Agreement (the Equipment Term Loan) and a Real Estate Term Loan Agreement (the Real Estate Term Loan) with Wells Fargo Bank, N.A. The Equipment Term Loan provides for borrowings of $7,000,000 bearing interest at prime rate plus 50 basis points payable over 60 months. The Real Estate Term Loan provides for borrowings up to $3,000,000 bearing interest at prime rate. The loan is payable over 60 months, and amortized over 180 months.

The following is a schedule of future maturities of long-term debt:

For the Years Ended December 31,
2005	$1,136,468
2006	$3,608,320
2007	$1,177,576
2008	$428,138
2009	$12,401
Thereafter	$45,552

Note 10 - Common Stock, Stock Options and Warrants

We have a Long-Term Incentive Plan (the “Plan”) under which our officers, key employees, and non-employee directors may be granted options to purchase shares of our authorized but unissued common stock. As of December 31, 2004, there were no shares available for future grants under the Plan. Under the Plan, the option exercise price is equal to the fair market value of our common stock at the date of grant. Options currently expire no later than 10 years from the grant date and generally vest within four years or less. Proceeds received by us from exercises of stock options are credited to common stock and additional paid-in capital.

Prior to the merger with CESI in 2001, we had outstanding warrants to purchase 56,030 shares of common stock at an exercise price of $15.79, expiring in September 2006. These warrants were assumed by Flotek after the merger. The warrants were issued to one of our directors and three investors.

In January, 2004, we issued 133,334 shares of our common stock in a private offering to “accredited investors” in exchange for $100,000 of subscription proceeds, which was paid by tender to us. During 2004, a total of 15,000 stock options were exercised by directors, officers and employees.

During 2003, we issued 578,500 stock options with a market value of $347,100 at the date of grant. On April 3, 2003, a stock grant of 125,000 shares was awarded to Mr. Jerry D. Dumas, Sr., our Chairman and CEO, which resulted in $75,000 of compensation expense. Also, during 2003, we issued 875,000 shares of our common stock in a private offering to “accredited investors” in exchange for $525,000 of subscription proceeds, which was paid by tender to us. We received $150,000 of the total $525,000 from two of our directors, one of which is a principal stockholder.

Additional information with respect to the Plan’s stock option activity is as follows:

	Number of Shares	Weighted- Average Exercise Price
Outstanding as of December 31, 2002	176,747	$4.70
Granted	578,500	$0.60
Exercised	—	—
Cancelled	(97,404)	$4.56
Outstanding as of December 31, 2003	657,843	$1.54
Granted	441,414	$0.61
Exercised	(15,000)	$3.27
Cancelled	(42,500)	$0.60
Outstanding as of December 31, 2004	1,041,757	$2.13

Options exercisable as of December 31, 2003	342,878	$1.75
Options exercisable as of December 31, 2004	560,908	$2.05

The weighted average contractual life remaining on outstanding stock options was approximately nine years as of December 31, 2004 versus six years as of December 31, 2003.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 “Share-Based Payment”. This is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB No. 25. As noted in our stock-based compensation accounting policy, we do not record compensation expense for stock-based compensation. Under SFAS 123R, we will be required to measure the cost of employee services received in exchange for stock based on the grant date at fair value (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (usually the vesting period). The fair value will be estimated using an option-pricing model. Excess tax benefits, as defined in SFAS 123R, will be recognized as an addition to additional paid-in capital. The Standard is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. We are currently in the process of evaluating the impact of SFAS 123R on our financial statements.

Note 11 - Income Taxes

A reconciliation of the effective income tax rate to the statutory income tax rate is as follows:

	For the Years Ended December 31,
	2004	2003

Income tax (benefit) at statutory rate (34%)	$804,707	$(1,931,431)
State taxes, net of federal benefit	138,096	—
Nondeductible items	—	1,748,731
Other	430,293	(781,300)
Change in valuation allowance	(1,160,000)	964,000
Provision for income taxes	$213,096	$—

Our effective income tax rate in 2004 differs from the federal statutory rate primarily due to state income taxes and changes in valuation allowances due to the utilization of net operating loss carryforwards.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for income tax purposes at the enacted tax rates in effect when the differences reverse. The components of our deferred tax asset and liabilities are as follows:

	For the Years Ended December 31,
	2004	2003

Allowance for doubtful accounts	$7,000	$6,000
Inventory reserves	155,000	176,000
Net operating loss carryforwards	2,992,000	4,383,000
Property, plant and equipment	99,000	(77,000)
Alternative minimum tax credit carryforwards	75,000	—
	3,328,000	4,488,000
Valuation allowance	(3,328,000)	(4,488,000)
	$—	$—

A valuation allowance was provided in full against our net deferred tax assets due to our uncertainty surrounding the realization of our deferred tax assets in future years. Certain Internal Revenue Code provisions may limit the use of our net operating loss carryforwards. We are currently assessing limitations on our net operating loss carryforwards, if any, on future periods. As of December 31, 2004, we had estimated net operating loss carryforwards of approximately $8.8 million, expiring in various amounts in 2017 through 2023.

Our current corporate organizational structure requires us to file two separate consolidated U.S. Federal income tax returns. As a result, taxable income of one group cannot be offset by tax attributes, including net operating losses, of the other groups. Accordingly, the effective tax rate in future periods may differ significantly from the expected statutory rates depending on the level of taxable income of loss for each group.

Note 12 - Related Party Transactions

On January 30, 2003, we entered into an agreement with Stimulation Chemicals, LLC (“SCL”) to procure raw materials as ordered by CESI, granting CESI 120 day payment terms for a 15% percent markup. SCL is owned jointly by Dr. Penny and Mr. Beall, whom are both directors as well as principal stockholders. Dr. Penny is also one of our employees.  On August 27, 2003, a new agreement was executed for repayment of the outstanding balance of $359,993 beginning September 15, 2003 with monthly principal and interest payments in the amount of $38,600, plus interest of 1% per month on the unpaid balance until paid in full. As of December 31, 2004, the outstanding balance owed to SCL was $347,333. On February 14, 2005, SCL was required to fully subordinate their debt position and defer principal payments for six months in connection with the new senior credit facility. To compensate for the subordination, the interest rate on the note was raised to 21%. We plan to pay off the note during the second quarter of 2005.

On February 11, 2003, Mr. Jerry D. Dumas, Sr., our Chairman and CEO, made us a short-term loan for $135,000 to cover operating cash flow requirements. This note bears interest at 10% annually. As of December 31, 2004, this note had an unpaid balance of $15,000. Additional demand notes from Mr. Dumas total $104,068, bearing interest at 10% per annum.

On July 25, 2002, we borrowed $500,000 under a promissory note from Facilities. One of our officers, who is also a director and principal stockholder, has a minority investment interest in and is an officer of Facilities. The majority of the note is secured by specific Petrovalve inventory. The note was amended on October 1, 2004, bearing interest at the prime rate plus 7.25%, payable in 36 monthly installments beginning January 1, 2005. On February 14, 2005, Facilities was required to fully subordinate their outstanding debt position of $454,689 in connection with the new senior credit facility.

We purchased from Phoenix E&P Technology, LLC ("Phoenix"), the manufacturing assets, inventory and intellectual property rights to produce oilfield shale shaker screens on January 28, 2005. The assets were purchased for $46,640 with a three-year royalty interest on all shale shaker screens produced. Phoenix is 75% owned by Chisholm Energy Partners (“CEP”). Jerry D. Dumas, Sr., our Chief Executive Officer and Chairman, and Dr. Glen Penny each have a two and one-half percent indirect ownership interest in CEP, and John Chisholm, one of our directors, has a thirty percent ownership interest in CEP.

Note 13 - Commitments and Contingencies

We are involved, on occasion, in routine litigation incidental to our business. As of December 31, 2004 we were not named or involved in any litigation.

We have entered into operating leases for office space, vehicles and equipment. Future minimum lease payments under these leases are as follows:

For the Years Ended December 31,
2005	$189,773
2006	$135,608
2007	$108,562
2008	$101,804
2009	$95,556

Total rent expense under these operating leases totaled $205,008 and $159,172 during the years ended December 31, 2004 and 2003, respectively.

401(k) Retirement Plan

We maintain a 401(k) retirement plan for the benefit of eligible employees in the United States. All employees are eligible for the plan upon six months of employment. Currently, we do not match employee contributions.

Note 14 - Segment Information

We have four principal operating segments, which are the design, manufacturing, operating service and marketing of (i) specialty chemicals, (ii) downhole drilling tools, (iii) downhole production tools, and (iv) automated bulk handling systems. These operating segments were determined based on the nature of the products and services offered. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance.

We have determined that there are three reportable segments:

•
The Chemicals and Logistics segment which is made up of two business units. The CESI Chemical business unit designs, develops, manufactures, packages and sells chemicals used by oilfield service companies in oil and gas well drilling, cementing, stimulation and production. The Materials Translogistics business unit manages automated bulk material handling, loading facilities, and blending capabilities for oilfield service companies.

•	The Drilling Products segment manufactures and markets the Turbeco line of casing centralizers, Turbo-Flo mud shaker screens and external casing packers for coal bed methane drilling.

•	The Production Products segment manufactures and markets the Petrovalve line of downhole pump components.

We evaluate performance based on several factors, of which the primary financial measure is business segment income before taxes. The accounting policies of the business segments are the same as those described in “Note 2: Summary of Significant Accounting Policies.” Intersegment sales are accounted for at fair value as if sales were to third parties and are eliminated in the consolidated financial statements.

Summarized financial information concerning our segments as of December 31, 2004 and 2003 is show in the following tables (in thousands):

2004	Chemicals and Logistics	Drilling Products	Production Products	Corporate and Other	Total
Net revenues to external customers	$17,983	$3,315	$583	$—	$21,881
Income (loss) from operations	$4,731	$359	$(356)	$(1,722)	$3,012
Depreciation and amortization	$430	$87	$31	$142	$690
Total assets	$12,837	$868	$1,467	$785	$15,957
Goodwill	$7,466	$—	$—	$—	$7,466
Capital expenditures	$67	$27	$—	$19	$113

Interest expense	$117	$13	$—	$562	$692

2003	Chemicals and Logistics	Drilling Products	Production Products	Corporate and Other	Total
Net sales to external customers	$11,919	$2,700	$225	$—	$14,844
Income (loss) from operations	$1,822	$394	$(5,548)	$(1,758)	$(5,090)
Depreciation and amortization	$534	$90	$34	$55	$713
Total assets	$10,870	$697	$1,682	$721	$13,970
Goodwill, net	$7,146	$—	$—	$—	$7,146
Capital expenditures	$173	$45	$—	$357	$575
Interest Expense	$84	$17	$5	$512	$618

Essentially all of our revenues are derived from the oil and gas industry. This concentration of customers in one industry increases our credit and business risk, particularly given the volatility of activity levels in the industry. The majority of our sales are to major or large independent oilfield service companies with established credit histories and actual credit losses have been insignificant. Five customers accounted for 47% of consolidated revenues for the year ended December 31, 2004. These same five customers were also in the Chemicals and Logistics segment of our business and they collectively accounted for 57% of the revenues in this segment.

The Chemicals and Logistics segment generated the majority of our revenues in 2003. Five customers accounted for 54% of consolidated revenues for the year ended December 31, 2003. These same five customers were also in the Chemicals and Logistics segment of our business and they collectively accounted for 67% of the revenues in this segment.

Note 15 - Subsequent Events

We purchased from Phoenix E&P Technology, LLC ("Phoenix"), the manufacturing assets, inventory and intellectual property rights to produce oilfield shale shaker screens on January 28, 2005. The assets were purchased for $46,640 with a three-year royalty interest on all shale shaker screens produced. Phoenix is 75% owned by Chisholm Energy Partners (“CEP”). Jerry D. Dumas, Sr., our Chief Executive Officer and Chairman, and Dr. Glenn Penny each have a two and one-half percent indirect ownership interest in CEP, and John Chisholm, one of our directors, has a thirty percent ownership interest in CEP.

On February 14, 2005, we entered into a $13 million credit agreement with Wells Fargo Bank. The following table presents the senior secured credit facilities provided by the credit agreement:

	Principal	Interest Rate	Maturity	Amortization
Revolving Line of Credit	$5,000,000	Prime	February 2007	Interest Only
Equipment Term Loan	$7,000,000	Prime +0.5%	February 2010	60 months
Real Estate Term Loan	$855,437	Prime	February 2020	60 months

The proceeds of the senior credit facilities were used to fund a portion of the acquisition of Spidle Sales and Services, Inc., as discussed below, refinance some of our existing indebtedness, pay for fees and expenses incurred in connection with the senior credit facilities and provide future working capital for our operations. See Note 8 - Notes Payable and Note 9 - Long-Term Debt.

In February 2005, we completed the purchase of Spidle Sales and Services, Inc. (“Spidle”), a privately-held downhole tool company with rental, sales and manufacturing operations throughout the Rocky Mountains, by acquiring all of the outstanding capital stock of Spidle for a total purchase price of $8.1 million. Spidle’s results of operations are not included in the consolidated financial statements for all periods presented. Spidle will be merged with Turbeco into Flotek’s Drilling Products segment. Spidle serves both the domestic and international downhole tool markets with a customer base extending into Canada, Mexico, South America, Europe, Asia and Africa. Spidle operates in the energy, mining, water well and industrial drilling sectors. As a result of the acquisition, we are expected to (i) expand its product, customer and geographic base in the downhole drilling tools market and (ii) provide operational synergies with Flotek’s other business units.

The aggregate purchase price of $8.1 million consisted of $6.1 million in cash, sellers notes totaling $1.3 million and common stock valued at $700,000. The value of the common shares issued was determined based on the average market price of our common shares over the 10 business days prior to the close of the acquisition. The purchase price for the acquisition exceeded the fair value of the net assets acquired, so there was no goodwill associated with the business combination.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law ("Section 145") permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations.

The registrant's Bylaws include provisions to require the registrant to indemnify its directors and officers to the fullest extent permitted by Section 145, including circumstances in which indemnification is otherwise discretionary. Section 145 also empowers the registrant to purchase and maintain insurance that protects its officers, directors, employees and agents against any liabilities incurred in connection with their service in such positions. All of the registrant’s directors and officers are covered by insurance policies maintained by the registrant against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

At present, there is no pending litigation or proceeding involving a director or officer of the registrant as to which indemnification is being sought nor is the registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director

Item 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the various expenses payable by us in connection with the sale and distribution of the shares being registered. All amounts shown are estimates, except the SEC registration fee.

SEC registration fee	$6,279
Legal fees and expenses	50,000
Accounting fees and expenses	25,000
Printing fees	5,000
Total	$86,279

Each selling shareholder will be responsible for any underwriting discounts, brokerage fees or commissions and taxes of any kind (including, without limitation, transfer taxes) with respect to any disposition, sale or transfer of the shares being registered and for any legal, accounting and other expenses incurred by such selling shareholder.

Item 26. RECENT SALES OF UNREIGSTERED SECURITIES

On August 31, 2005, we issued 68,001 shares of common stock to the former partners of LOR as partial consideration for our purchase of assets of that company.

On August 29, 2005, we issued 1,300,000 shares of common stock to 18 accredited investors at a price of $16.30 per share for gross proceeds of $21,190,000.

On August 19, 2005, we issued 35,108 shares of common stock to the former shareholders of Harmon as partial consideration for the purchase of assets of that company.

In February 2005, we issued 129,271 shares of common stock to the former shareholders of Spidle as partial consideration for the purchase of stock of that company.

In January 2004, we issued 133,334 shares of our common stock in a private offering to one accredited investor at a price of $.75 per share for gross proceeds of $100,000 in cash.

On April 3, 2003, we awarded a stock grant of 125,000 shares to Mr. Jerry D. Dumas, Sr., our Chairman and CEO, which resulted in $75,000 of compensation expense.

During 2003, we issued 875,000 shares of our common stock in a private offering to eight accredited investors at a price of $.60 per share for gross proceeds of $525,000 in cash. We received $150,000 of the total $525,000 from two of our directors, one of whom is a principal stockholder.

During the past three years, we have issued an aggregate of 19,175 shares of common stock to 5 different option holders upon the exercise of options granted to them under the 2003 and 2005 Long-Term Incentive Plans. Exercise prices varied from $0.60 to $6.56 per share, and were equal to the fair market value of our common stock on the date of grant of the option.

Each of these issuances of common stock was made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act of 1933 for transactions not involving a public offering. No underwriters were engaged in connection with any of the foregoing sales of securities. The sales were made without general solicitation or advertising. Each purchaser was an "accredited investor" or a "sophisticated investor" with access to all relevant information necessary to evaluate the investment, who represented to us that the shares were being acquired for investment.

Item 27. EXHIBITS

3.1	Certificate of Incorporation (incorporated by reference to Appendix E of the Company’s Definitive Proxy Statement filed with the SEC on September 27, 2001).
3.2	Bylaws (incorporated by reference to Appendix F of the Company’s Definitive Proxy Statement filed with the SEC on September 27, 2001).
4.1	Registration Right Agreement, effective as of April 30, 2000, signed in August 2000 (incorporated by reference to Exhibit 4.3 of the Company’s Form 10-QSB for the quarter ended August 31, 2000).
4.2
Form of Warrant to purchase common stock of the Company issued to Wells Fargo National Association dated February 11, 2005 (incorporated by reference to same numbered exhibit to Form SB-2 Registration Statement (file no. 333-129308) filed with the Commission on October 28, 2005).

4.3
Form of Warrant to purchase common stock of the Company dated August 31, 2000 (incorporated by reference to same numbered exhibit to Form SB-2 Registration Statement (file no. 333-129308) filed with the Commission on October 28, 2005).

4.4
Acquiror Shareholders Agreement dated August 15, 2001 (incorporated by reference to same numbered exhibit to Form SB-2 Registration Statement (file no. 333-129308) filed with the Commission on October 28, 2005).

4.5	Form of Warrant Agreement to Marlin Investors, LLC (incorporated by reference to Exhibit 10.5 of the Company's Form 10-QSB for the quarter ended November 30, 1997).
4.6
Subscription and Registration Rights Agreement dated August 29, 2005 (incorporated by reference to same numbered exhibit to Form SB-2 Registration Statement (file no. 333-129308) filed with the Commission on October 28, 2005).

5.1	Opinion of Doherty & Doherty LLP (incorporated by reference to same numbered exhibit to Form SB-2 Registration Statement (file no. 333-129308) filed with the Commission on October 28, 2005).
10.1
Stock Purchase Agreement dated December 20, 2004 among Flotek Industries, Inc., and the shareholders of Spidle Sales & Service, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K/A filed October 5, 2005).

10.2
Credit Agreement Between Flotek Industries, Inc. and Wells Fargo Bank, N.A. dated February 11, 2005 (incorporated by reference to same numbered exhibit to Form SB-2 Registration Statement (file no. 333-129308) filed with the Commission on October 28, 2005).

10.3
Amended and Restated Promissory Note dated October 1, 2004 among Flotek Industries, Inc., and Oklahoma Facilities, LLC (incorporated by reference to same numbered exhibit to Form SB-2 Registration Statement (file no. 333-129308) filed with the Commission on October 28, 2005).

10.4
Promissory Note dated February 7, 2005 among Flotek Industries, Inc. and Stimulation Chemicals, LLC (incorporated by reference to same numbered exhibit to Form SB-2 Registration Statement (file no. 333-129308) filed with the Commission on October 28, 2005).

10.5
Release of Obligation dated April 1, 2005 between Flotek Industries, Inc. and Stimulation Chemicals, LLC (incorporated by reference to same numbered exhibit to Form SB-2 Registration Statement (file no. 333-129308) filed with the Commission on October 28, 2005).

10.6
Promissory Note dated April 1, 2005 between Flotek Industries, Inc. and Dr. Glenn Penny (incorporated by reference to same numbered exhibit to Form SB-2 Registration Statement (file no. 333-129308) filed with the Commission on October 28, 2005).

10.7
Asset Purchase Agreement dated January 25, 2005 between Flotek Industries, Inc. and Phoenix E&P Technology, LLC (incorporated by reference to same numbered exhibit to Form SB-2 Registration Statement (file no. 333-129308) filed with the Commission on October 28, 2005).

10.8
Asset Purchase Agreement dated August 4, 2005 between Flotek Industries, Inc. and Harmon Machine Works, Inc (incorporated by reference to same numbered exhibit to Form SB-2 Registration Statement (file no. 333-129308) filed with the Commission on October 28, 2005).

10.9
Asset Purchase Agreement dated August 25, 2005 between Flotek Industries, Inc. and Precision LOR, Ltd (incorporated by reference to same numbered exhibit to Form SB-2 Registration Statement (file no. 333-129308) filed with the Commission on October 28, 2005).

10.10
First Amendment to Credit Agreement Between Flotek Industries, Inc. and Wells Fargo Bank, N.A. dated August 19, 2005 (incorporated by reference to same numbered exhibit to Form SB-2 Registration Statement (file no. 333-129308) filed with the Commission on October 28, 2005).

10.11	2003 Long Term Incentive Plan of the Company (incorporated by reference to Exhibit 10.1 to Form S-8 registration statement filed with the Commission on October 27, 2005).
10.12	2005 Long Term Incentive Plan of the Company (incorporated by reference to Exhibit 10.2 to Form S-8 registration statement filed with the Commission on October 27, 2005).
10.13	Convertible Loan Agreement dated October 16, 1997 (incorporated by reference to Exhibit 10.4 of the Company's Form 10-QSB for the quarter ended November 30, 1997).
10.14	Promissory Note to Chisholm Energy Partners, LLC (incorporated by reference to Exhibit 10.10 of the Company's Form 10KSB for the year ended February 28, 1999).
21.1	List of Subsidiaries (incorporated by reference to same numbered exhibit to Form SB-2 Registration Statement (file no. 333-129308) filed with the Commission on October 28, 2005).
23.1	Consent of Doherty & Doherty LLP (included in Exhibit 5.1).
23.2
Consent of Weinstein Spira & Company, P.C. (incorporated by reference to same numbered exhibit to Amendment No. 1 to Form SB-2 Registration Statement (file no. 333-129308) filed with the Commission on December 15, 2005).

23.3
Consent of UHY Mann Frankfort Stein & Lipp CPAs, LLP (incorporated by reference to same numbered exhibit to Amendment No. 1 to Form SB-2 Registration Statement (file no. 333-129308) filed with the Commission on December 15, 2005).

24.1	Power of Attorney (included on the signature page to Form SB-2 Registration Statement (file no. 333-129308) filed with the Commission on October 28, 2005).

Item 28. UNDERTAKINGS.

The registrant will:

 (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i)	Include any prospectus required by Section 10(a)(3) of the Securities Act.
(ii)
Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)	Include any additional or changed material information on the plan of distribution.

provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required in a post-effective amendment is incorporated by reference from periodic reports filed by the registrant under the Exchange Act.

(2)   For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

 (3)   File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the SEC declared it effective.

(5) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Amendment No. 2 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on December 27, 2005.

FLOTEK INDUSTRIES, INC.

By:	/s/ Jerry D. Dumas, Sr.
Jerry D. Dumas, Sr., Chairman
and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

December 27, 2005	/s/ Jerry D. Dumas, Sr.	Chairman and Chief Executive Officer
Jerry D. Dumas, Sr.

December 27, 2005	*	President, Chief Technical Officer and Director
Glenn S. Penny

December 27, 2005	/s/ Lisa Bromiley Meier	Chief Financial Officer, Principal Accounting Officer and Vice President
Lisa Bromiley Meier

December 27, 2005	*	Director
John W. Chisholm

December 27, 2005	*	Director
Gary M. Pittman

December 27, 2005	*	Director
Barry E. Stewart

December 27, 2005	*	Director
Richard O. Wilson

December 27, 2005	*	Director
William R. Ziegler

*	By:	/s/ Jerry D. Dumas, Sr.
Jerry D. Dumas, Sr., attorney-in-fact